Prospectus Supplement No. 1 (To Prospectus dated March 21, 2025)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-280993

Up to 1,054,688 Shares of Common Stock

Issuable Upon the Exercise of Previously Issued Common Warrants

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements the prospectus dated March 21, 2025 (the “Final Prospectus”), relating to the resale from time to time of up to 1,054,688 shares of our common stock issuable upon exercise of Warrants to Purchase Shares of Common Stock by the selling stockholders named in the Final Prospectus in the section “Selling Stockholders.”

This Prospectus Supplement contains the Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 that we filed with the U.S. Securities and Exchange Commission on August 14, 2025. This Prospectus Supplement should be read in conjunction with, and may not be utilized without, the Final Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Final Prospectus, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 1 dated August 15, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2025

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001-14778

SOLIGENIX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	41-1505029
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

29 EMMONS DRIVE, SUITE B-10 PRINCETON, NJ	08540
(Address of principal executive offices)	(Zip Code)

(609) 538-8200

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	SNGX	The Nasdaq Capital Market

Indicate by check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 7, 2025, 4,285,570 shares of the registrant’s common stock (par value, $.001 per share) were outstanding.

SOLIGENIX, INC.

i

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$5,097,670	$7,819,514
Deferred issuance cost	31,682	103,847
Prepaid expenses and other current assets	191,100	905,269
Total current assets	5,320,452	8,828,630
Security deposit	22,777	22,777
Office furniture and equipment, net	8,114	6,113
Right-of-use lease assets	409,304	108,963
Total assets	$5,760,647	$8,966,483

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$649,955	$667,896
Accrued expenses	2,783,149	2,359,339
Accrued compensation	87,189	336,442
Lease liabilities, current	108,814	111,862
Convertible debt	—	1,372,873
Total current liabilities	3,629,107	4,848,412
Non-current liabilities:
Lease liabilities, net of current portion	302,589	—
Total liabilities	3,931,696	4,848,412

Commitments and contingencies (Note 6)

Shareholders’ equity:
Preferred stock, 350,000 shares authorized; none issued or outstanding at June 30, 2025 and December 31, 2024, respectively	—	—
Common stock, $.001 par value; 75,000,000 shares authorized; 3,504,950 and 2,514,499 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	3,505	2,514
Additional paid-in capital	241,403,653	238,040,520
Accumulated other comprehensive income	45,789	45,789
Accumulated deficit	(239,623,996)	(233,970,752)
Total shareholders’ equity	1,828,951	4,118,071
Total liabilities and shareholders’ equity	$5,760,647	$8,966,483

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2025 and 2024

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenues:
Grant revenue	$—	$2,342	$—	$119,371
Total revenues	—	2,342	—	119,371
Cost of revenues	—	(2,342)	—	(119,371)
Gross profit	—	—	—	—
Operating expenses:
Research and development	1,677,014	501,158	3,618,694	1,596,198
General and administrative	1,086,865	1,243,517	2,171,693	2,265,568
Total operating expenses	2,763,879	1,744,675	5,790,387	3,861,766
Loss from operations	(2,763,879)	(1,744,675)	(5,790,387)	(3,861,766)
Other income (expense):
Foreign currency transaction (loss) gain	(8,045)	473	(8,833)	1,682
Interest income, net	69,823	35,925	145,851	64,767
Research and development incentives	—	(31,819)	—	(25,488)
Other income	125	43	125	43
Change in fair value of convertible debt	—	95,551	—	260,933
Total other income	61,903	100,173	137,143	301,937
Net loss applicable to common stockholders	$(2,701,976)	$(1,644,502)	$(5,653,244)	$(3,559,829)
Basic and diluted net loss per share	$(0.82)	$(1.31)	$(1.79)	$(3.71)
Basic and diluted weighted average common shares outstanding	3,278,677	1,258,985	3,164,784	958,341

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Loss

For the Three and Six Months Ended June 30, 2025 and 2024

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Net loss	$(2,701,976)	$(1,644,502)	$(5,653,244)	$(3,559,829)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	3,456	—	5,356
Comprehensive loss	$(2,701,976)	$(1,641,046)	$(5,653,244)	$(3,554,473)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income (Loss)	Deficit	Total
Balance, December 31, 2024	2,514,499	$2,514	$238,040,520	$45,789	$(233,970,752)	$4,118,071
Issuance of common stock pursuant to At Market Issuance Sales Agreement	978,105	979	3,242,198	—	—	3,243,177
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(72,165)	—	—	(72,165)
Issuance of common stock to vendors	12,346	12	29,988		—	30,000
Share-based compensation expense	—	—	163,112	—	—	163,112
Net loss	—	—	—	—	(5,653,244)	(5,653,244)
Balance, June 30, 2025	3,504,950	$3,505	$241,403,653	$45,789	$(239,623,996)	$1,828,951

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income (Loss)	Deficit	Total
Balance, December 31, 2023	648,761	$649	$228,203,706	$22,243	$(225,704,176)	$2,522,422
Issuance of common stock in reverse stock split	114,735	115	(115)	—	—	—
Issuance of common stock in public offering	204,694	205	4,741,195	—	—	4,741,400
Costs associated with issuance of common stock	—	—	(625,065)	—	—	(625,065)
Issuance of common stock associated with conversion of debt	36,790	36	254,220	—	—	254,256
Issuance of common stock upon exercise of pre-funded warrants	537,500	537	8,063	—	—	8,600
Share-based compensation expense	—	—	117,636	—	—	117,636
Foreign currency translation adjustment	—	—	—	5,356	—	5,356
Net loss	—	—	—	—	(3,559,829)	(3,559,829)
Balance, June 30, 2024	1,542,480	$1,542	$232,699,640	$27,599	$(229,264,005)	$3,464,776

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended June 30, 2025 and 2024

(Unaudited)

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income	Deficit	Total
Balance, March 31, 2025	3,183,992	$3,183	$240,770,981	$45,789	$(236,922,020)	$3,897,933
Issuance of common stock pursuant to At Market Issuance Sales Agreement	320,958	322	545,313	—	—	545,635
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(12,154)	—	—	(12,154)
Share-based compensation expense	—	—	99,513	—	—	99,513
Net loss	—	—	—	—	(2,701,976)	(2,701,976)
Balance, June 30, 2025	3,504,950	$3,505	$241,403,653	$45,789	$(239,623,996)	$1,828,951

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income	Deficit	Total
Balance, March 31, 2024	657,900	$658	$228,363,074	$24,143	$(227,619,503)	$768,372
Issuance of common stock in reverse stock split	114,735	115	(115)	—	—	—
Issuance of common stock in public offering	204,694	205	4,741,195	—	—	4,741,400
Costs associated with issuance of common stock	—	—	(625,065)	—	—	(625,065)
Issuance of common stock upon exercise of pre-funded warrants	537,500	537	8,063	—	—	8,600
Issuance of common stock associated with conversion of debt	27,651	27	154,813	—	—	154,840
Share-based compensation expense	—	—	57,675	—	—	57,675
Foreign currency translation adjustment	—	—	—	3,456	—	3,456
Net loss	—	—	—	—	(1,644,502)	(1,644,502)
Balance, June 30, 2024	1,542,480	$1,542	$232,699,640	$27,599	$(229,264,005)	$3,464,776

The accompanying notes are an integral part of these condensed consolidated financial statements

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	2025	2024
Operating activities:
Net loss	$(5,653,244)	$(3,559,829)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	1,311	3,176
Non-cash lease expense	60,263	59,155
Share-based compensation	163,112	117,636
Issuance of common stock to vendors for services	30,000	—
Change in fair value of convertible debt	—	(260,933)
Change in operating assets and liabilities:
Contracts and grants receivable	—	171,254
Prepaid expenses and other current assets	714,169	621,542
Research and development incentives receivable	—	48,994
Operating lease liability	(61,062)	(59,344)
Accounts payable and accrued expenses	405,869	(231,089)
Accrued compensation	(249,253)	(170,871)
Net cash flows from operating activities	(4,588,835)	(3,260,309)

Investing activities:
Purchases of office furniture and equipment	(3,313)	—
Net cash flows from investing activities	(3,313)	—

Financing activities:
Proceeds from issuance of common stock pursuant to At Market Issuance Sales Agreement	3,243,177	—
Proceeds from issuance of common stock and pre-funded warrants	—	4,741,400
Issuance costs associated with issuance of common stock	—	(524,226)
Proceeds from the exercise of warrants	—	8,600
Convertible debt repayments	(1,372,873)	—
Net cash flows from financing activities	1,870,304	4,225,774
Effect of exchange rate on cash and cash equivalents	—	916
Net increase (decrease) in cash and cash equivalents	(2,721,844)	966,381
Cash and cash equivalents at beginning of year	7,819,514	8,446,158
Cash and cash equivalents at end of year	$5,097,670	$9,412,539
Supplemental information:
Cash paid for state income taxes	$89,557	$33,665
Cash paid for interest	$35,044	$125,286
Cash paid for lease liabilities:
Operating lease	$69,750	$68,200
Non-cash investing and financing activities:
Pontifax conversion of portion of debt principal into common stock	$—	$254,256
Right-of-use assets obtained in exchange for lease liabilities	$360,604	$—
Deferred issuance cost reclassified to additional paid-in capital	$72,165	$—
Offering costs included in accounts payable	$—	$100,839

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Nature of Business

Basis of Presentation

Soligenix, Inc. (the “Company”) is a late-stage biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. The Company maintains two active business segments: Specialized BioTherapeutics and Public Health Solutions.

The Company’s Specialized BioTherapeutics business segment is developing and moving toward potential commercialization of HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a novel photodynamic therapy utilizing topical synthetic hypericin activated with safe visible light for the treatment of cutaneous T-cell lymphoma (“CTCL”). With successful completion of the first Phase 3 FLASH (Fluorescent Light Activated Synthetic Hypericin) study and agreement from the European Medicines Agency (“EMA”) on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease, the Company began patient enrollment during December 2024 for the second Phase 3 study, called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). The Company anticipates top-line results in the second half of 2026. Upon successful completion of the Phase 3 FLASH2 study, regulatory approval will be sought to support potential commercialization worldwide.

Development programs in this business segment also include expansion of synthetic hypericin into psoriasis (SGX302), and the Company’s first-in-class Innate Defense Regulator technology, dusquetide, for the treatment of inflammatory diseases, including oral mucositis in head and neck cancer (SGX942) and aphthous ulcers in Behçet’s Disease (“BD”) (SGX945).

The Company’s Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, (ii) SGX943, a therapeutic candidate for antibiotic resistant and emerging infectious disease, and (iii) various vaccine programs, including a program targeting filoviruses (such as Marburg and Ebola) and CiVax™, a vaccine candidate for the prevention of COVID-19 (caused by SARS-CoV-2). The development of the vaccine programs incorporates the use of the Company’s proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), the Biomedical Advanced Research and Development Authority, and the Defense Threat Reduction Agency.

The Company primarily generates revenues under government grants and contracts. The Company was awarded a subcontract that originally provided for approximately $1.1 million from a U.S. Food and Drug Administration (“FDA”) Orphan Products Development grant over four years for an expanded study of HyBryte™ in the treatment of CTCL. The Company will continue to apply for additional government funding.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, development of new technological innovations, dependence on key personnel, protections of proprietary technology, compliance with the FDA regulations, and other regulatory authorities, litigation, and product liability.

Results for the three and six months ended June 30, 2025 are not necessarily indicative of results that may be expected for the full year.

Liquidity

The Company has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued. As of June 30, 2025, the Company had an accumulated deficit of $239,623,996 and working capital of $1,691,345. For the six months ended June 30, 2025, the Company incurred a net loss of $5,653,244 and used $4,588,835 of cash in operating activities. The Company expects to continue generating losses in the foreseeable future, and its liquidity needs will depend largely on budgeted operational expenditures related to the advancement of its product candidates.

Management believes that the Company has sufficient resources to support development activities, business operations, and meet its obligations through the first quarter of 2026. However, as of the date of filing this Quarterly Report on Form 10-Q, the Company does not have sufficient cash and cash equivalents to fund operations for at least 12 months following the issuance of these financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

To alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, the Company’s plans, as of June 30, 2025, include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations.
●	additional proceeds from government contract and grant programs.

●	additional proceeds from the sale of shares of the Company’s common stock via the At Market Issuance Sales Agreement (“AGP Sales Agreement”) with A.G.P./Alliance Global Partners (“AGP”). The Company sold the remaining capacity of its At-The-Market (“ATM”) facility as of July 1, 2025 under the prospectus supplement dated August 16, 2024. From July 1, 2025 through August 7, 2025, the Company issued 780,620 shares of common stock pursuant to its ATM facility at a weighted average price of $1.84 per share for total gross proceeds of approximately $1,439,300.

There is no assurance that the Company will be successful in securing sufficient financing on acceptable terms, if at all, to continue operations, enter into strategic transactions that provide the necessary capital, or implement other strategies to mitigate the substantial doubt about its ability to continue as a going concern. If these alternatives are unavailable or not secured on satisfactory terms, the Company will not have sufficient cash resources or liquidity to fund its operations for at least 12 months after the financial statements are issued. Failure to obtain adequate capital when needed may force the Company to delay, reduce, or eliminate business development efforts, negatively impacting its ability to achieve its objectives, remain competitive, and maintain its financial condition and operating results. On July 1, 2025, the Company sold 772,900 shares of common stock pursuant to its ATM facility for total gross proceeds of approximately $1,429,100 and in doing so, as of July 1, 2025 the Company has no further capacity on its ATM facility.

Additionally, macroeconomic and geopolitical uncertainties may further restrict access to capital, exacerbating liquidity challenges. Furthermore, concerns regarding the Company’s ability to continue as a going concern could negatively impact relationships with business partners, vendors, and other stakeholders.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plans with respect to its liquidity management include, but are not limited to, the following:

●	The Company plans to submit additional contract and grant applications for further support of its programs with various funding agencies. However, there can be no assurance that the Company will obtain additional governmental grant funding.
●	The Company will continue to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners and expects to continue to do so for the foreseeable future.
●	The Company will continue to pursue Net Operating Loss (“NOL”) sales in the state of New Jersey pursuant to its Technology Business Tax Certificate Transfer Program, if the program remains available.
●	The Company plans to pursue potential partnerships for pipeline programs as well as continue to explore merger and acquisition strategies. However, there can be no assurances that the Company can consummate such transactions.
●	The Company is currently evaluating additional equity/royalty/debt financing opportunities on an ongoing basis and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

Business Strategy Overview

Management’s business strategy can be outlined as follows:

●	Following agreement from the EMA on the key design components for the second confirmatory Phase 3 placebo-controlled FLASH2 clinical trial of HyBryte™ in CTCL and positive primary endpoint results from the first Phase 3 FLASH study, continue enrollment and execution of the FLASH2 study, while at the same time, continuing discussions with the FDA on potential modifications to the development path to adequately address their feedback.
●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following the positive Phase 3 FLASH study and positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.
●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment in oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.
●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2a clinical trial, where previous studies with dusquetide in oral mucositis have validated the biologic activity in aphthous ulcers induced by chemotherapy and radiation.
●	Continue development of the Company’s heat stabilization platform technology, ThermoVax®, in combination with its programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting Ebola, Sudan, and Marburg viruses and multivalent combinations), with United States (“U.S.”) government or non-governmental organization funding support.
●	Continue to apply for and secure additional government funding for the Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.
●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.

●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include Soligenix, Inc., and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated as a result of consolidation.

Operating Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing the performance of the segment. The Company divides its operations into two operating segments: Specialized BioTherapeutics and Public Health Solutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Impairment of Long-Lived Assets

Office furniture and equipment and right of use assets with finite lives are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company did not record any impairment of long-lived assets for the three and six months ended June 30, 2025 and 2024.

Fair Value of Financial Instruments

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on June 30, 2025. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

Fair Value valuation techniques include a three level hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models consider various assumptions, including volatility factors, current market prices and contractual prices for the underlying financial instruments. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
●	Level 3 — Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, contracts and grants receivable, accounts payable, accrued expenses, and accrued compensation approximate their fair value based on the short-term maturity of these instruments.

Deferred Issuance Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred issuance costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid-in capital generated as a result of the issuance.

Research and Development Costs

Research and development costs are charged to expense when incurred in accordance with applicable accounting guidance. Research and development includes costs such as clinical trial expenses, contracted research and license agreement fees with no alternative future use, supplies and materials, salaries, share-based compensation, employee benefits, equipment depreciation and allocation of various corporate costs.

Share-Based Compensation

Stock options are issued with an exercise price equal to the market price on the date of grant. Stock options issued to directors upon re-election vest quarterly for a period of one year (new director issuances are fully vested upon issuance). Stock options issued to employees generally vest 25% on the grant date, then 25% each subsequent year for a period of three years. These options have a ten-year life for as long as the individuals remain employees or directors. In general, when an employee or director terminates their position, the options will expire within three months, unless otherwise extended by the Board.

From time to time, the Company issues restricted shares of common stock to vendors and consultants as compensation for services performed under the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and 2015 Equity Incentive Plan (the “2015 Plan”). The 2025 Plan and 2015 Plan provide for the grant of stock options, restricted stock, deferred stock and unrestricted stock to the Company’s employees and non-employees (including consultants). The shares issued under the 2025 Plan and the 2015 Plan are registered on Form S-8. Stock compensation expense for equity-classified awards to non-employees is measured on the date of grant and is recognized when the services are performed.

The fair value of options issued during the six months ended June 30, 2025 and 2024 was estimated using the Black-Scholes option-pricing model and the following assumptions:

●	a dividend yield of 0%;
●	an expected life of 6 years;
●	volatility of 116% for 2025 and 108% for 2024; and
●	risk free interest rates of 4.06% for 2025 and 4.76% for 2024.

The fair value of each option grant made during the six months ended June 30, 2025 and 2024 was estimated on the date of each grant and recognized as share-based compensation expense ratably over the option vesting periods, which approximates the requisite service period.

Foreign Currency Transactions and Translation

The Company’s UK Subsidiary’s functional currency, the British Pound, is translated into the U.S. Dollar for reporting purposes during consolidation, with related translation adjustments reported as a cumulative translation adjustment, which is a component of accumulated other comprehensive income.  The Company recognizes foreign currency related transaction gains or losses as a component of net loss when incurred. Such transaction related foreign currency gains or losses were de minimus for the three and six months ended June 30, 2025 and 2024, respectively.

Loss Per Share

Basic earnings per share (“EPS”) is computed by dividing loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period.

The following table summarizes outstanding instruments which were not included in the computation of diluted EPS as to do so would have been antidilutive:

	As of June 30,
	2025	2024
Common stock purchase warrants	1,467,581	1,150,834
Stock options	300,467	56,699
Convertible debt	—	100,947
Total	1,768,048	1,308,480

Use of Estimates and Assumptions

The preparation of financial statements requires management to make estimates and assumptions such as the fair value of warrants and stock options and to accrue for clinical trials in process that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Correction of an Estimate

During the three months ended June 30, 2025, the Company identified an error in amounts previously reported in its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2025, regarding an estimate for the accrual of certain research and development costs and the related expense. During the three months ended June 30, 2025, upon further discussion with the Company's third-party manufacturer in connection with its accounting policies and procedures in place, the Company determined that during the three months ended March 31, 2025, the Company’s estimate and related accrual with respect to certain costs of product development had been recognized in advance of the point in time at which the Company received the benefit from and incurred the related obligation. Such costs totaled approximately $285,000 as of March 31, 2025.

The following table summarizes the impact of the correction on the Company's condensed consolidated balance sheet as of March 31, 2025 and the condensed consolidated statement of operations for the three months ended March 31, 2025. The accompanying results of operations for the three and six-month periods ended June 30, 2025, appropriately reflect the accrual, timing and recognition of costs related to product development.

	Impact of correction of error
	As previously reported	Adjustments	As restated
As of March 31, 2025: (unaudited)
Accrued expenses	$3,404,332	$(285,495)	$3,118,837
Total liabilities	$4,133,682	$(285,495)	$3,848,187
Total liabilities and shareholder's equity	$7,746,120	$-	$7,746,120
For the three months ended March 31, 2025: (unaudited)
Research and development expenses	$2,227,175	$(285,495)	$1,941,680
Total operating expenses	$3,312,003	$(285,495)	$3,026,508
Loss from operations	$(3,312,003)	$285,495	$(3,026,508)
Net loss applicable to common stockholders	$(3,236,763)	$285,495	$(2,951,268)
Basic and diluted net loss per share	$(1.06)	$0.09	$(0.97)

Note 3. Accrued Expenses

The following is a summary of the Company’s accrued expenses:

	June 30,	December 31,
	2025	2024
Clinical trial expenses	$1,730,818	$1,135,542
Other	1,052,331	1,223,797
Total	$2,783,149	$2,359,339

Note 4. Debt

In December 2020, the Company entered into a $20 million convertible debt financing agreement with Pontifax (the “Loan Agreement”). Under the terms of the Loan Agreement, the Company had access to up to $20 million in convertible debt financing which accrued interest at a rate of 8.47% on borrowed amounts and an interest rate of 1% on amounts available but not borrowed as an unused line of credit fee. Payments of interest only were due for the first two years and thereafter, the outstanding principal was to be repaid in quarterly installments, as defined.

Upon the closing of this transaction, the Company borrowed an initial amount of $10 million and made no further borrowings through the term of the agreement.

In April 2023, the Company entered into an amendment to the Loan Agreement (the “2023 Amendment”). The 2023 Amendment called for the immediate payment of $5 million of the outstanding principal balance and any accrued interest, waived any prepayment charge in connection with the repayment of this amount and resulted in an outstanding principal balance of $3 million. The 2023 Amendment adjusted certain payment provisions, and provided for an adjustment to the conversion price provisions with respect to the remaining principal amount to (i) 90% of the closing price of the Company’s common stock on the day before the delivery of a conversion notice with respect to the first 36,790 shares of the Company’s common stock issuable upon conversion and to (ii) $27.20 with respect to all shares of the Company’s common stock issuable upon conversion thereafter.

The 2023 Amendment resulted in the extinguishment of the original convertible debt for accounting purposes. The Company elected to account for the amended convertible debt using the fair value option. As a result, the Company recognized $260,933 of other income from the change in the fair value of the convertible debt in the accompanying condensed consolidated statements of operations during the six months ended June 30, 2024. The fair value of the convertible debt was estimated using the Monte Carlo valuation method.

During the six months ended June 30, 2024, Pontifax delivered notices of conversion to the Company electing to convert a portion of the then outstanding principal balance into shares of the Company’s common stock. Accordingly, the Company issued 36,790 shares of the Company’s common stock resulting in a reduction of the outstanding principal balance totaling $254,256.

In October 2024, the Company entered into an amendment (the “2024 Amendment”) to the Loan Agreement, as amended. The 2024 Amendment reduced the conversion price with respect to the remaining principal amount outstanding to (i) $3.81 for the first 501,648 shares of the Company’s common stock issuable upon conversion and (ii) $4.23 with respect to all shares of the Company’s common stock issuable upon conversion thereafter. The remaining terms of the agreement continued in effect with minimal, non-material modifications to those terms. Pursuant to applicable accounting standards, after the 2024 amendment, the Company elected not to account for the amended convertible debt under the fair value option.  Accordingly, there was no further recognition for the impact of changes in fair value in the Company’s financial statements.

In February 2025, the Company fully repaid all outstanding obligations and terminated the Loan Agreement. As a result, all related liens and security interests securing the Company’s obligations were released. The Company did not incur any prepayment penalties for the early repayment.

Note 5. Shareholders’ Equity

Common Stock

Common stock transactions for the six months ended June 30, 2025 are as follows:

●	The Company issued a vendor 12,346 shares of common stock with a fair value of $2.43 per share.
●	The Company sold 978,105 shares of common stock pursuant to the AGP Sales Agreement at a weighted average price of $3.35 per share.

The issuance of the Company’s common stock to the vendor described above was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipient is knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about the Company or had adequate access to information about the Company. The vendor represented to the Company that the vendor is not a “consultant” for purposes of Nasdaq Listing Rule 5635(c). The issuance of the Company’s common stock pursuant to the AGP Sales Agreement described above was registered on a Registration Statement on Form S-3.

AGP At Market Issuance Sales Agreement

In August 2024, the Company entered into the AGP Sales Agreement to sell shares of the Company’s common stock from time to time, through the ATM program. In connection with the sale of shares via the ATM, the Company determines, among other things, the number of shares to be issued, the time period during which sales may be requested to be made, limitation on the number of shares that may be sold in any one trading day, and any minimum price below which sales may not be made. Pursuant to the terms, AGP is entitled to compensation for its services in an amount up to 3% of the gross proceeds from the sale of shares under the ATM. The Company has no obligation to sell any shares under the ATM, and may suspend solicitation and offers at any time. The ATM may be terminated by the Company or AGP upon notice, or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company. The ATM will terminate upon the earliest of (a) December 15, 2026, (b) the sale of all of the shares of common stock subject to the ATM, (c) the termination of the AGP Sales Agreement as permitted therein, or (d) the mutual agreement of the parties.

The AGP Sales Agreement provided for the offer and sale of shares of common stock having an aggregate offering price of up to $5.8 million. As of July 1, 2025, the Company sold the remaining capacity of the ATM facility subject to the AGP Sales Agreement.

Note 6. Commitments and Contingencies

Contractual Obligations

The Company has commitments of approximately $230,000 as of June 30, 2025 over the next five years for several licensing agreements with partners and universities. Additionally, the Company is party to other agreements which include cash milestone payments, royalties and other fees payable, which are all contingent upon clinical or commercialization success. There can be no assurance that clinical or commercialization success will occur.

In May 2025, the Company entered into an amendment of its lease for office space, resulting in the recognition of right-of-use assets and lease liabilities during the six months ended June 30, 2025 totaling $360,604. Pursuant to the amendment, the lease has been extended through October 2028. The current rent is $11,625 per month through October 2026. It increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

In September 2014, the Company entered into an asset purchase agreement with Hy Biopharma Inc. (“Hy Biopharma”) pursuant to which the Company acquired certain intangible assets, properties and rights of Hy Biopharma related to the development of Hy BioPharma’s synthetic hypericin product. As consideration for the assets acquired, the Company paid $275,000 in cash and issued 771 shares of common stock with a fair value based on the Company’s stock price on the date of grant of $3.75 million. These amounts were charged to research and development expense during the third quarter of 2014 as the assets will be used in the Company’s research and development activities and do not have alternative future use.

In March 2020, the Company filed a prospectus supplement covering the offer and sale of up to 8,151 shares of its common stock which were issued to Hy Biopharma as payment for achieving a milestone: the Company determining the Phase 3 clinical trial of HyBryte™ to be successful in the treatment of CTCL. The number of shares of common stock issued to Hy Biopharma was calculated using an effective price of $614.40 per share, based upon a formula set forth in the purchase agreement.

Provided the sole remaining future success-oriented milestone of FDA approval is attained, the Company will be required to make an additional payment of $5 million, if and when achieved. Such payment will be payable in restricted securities of the Company provided such number of shares does not exceed 19.9% ownership of the Company’s outstanding stock. As of June 30, 2025, no other milestone or royalty payments have been paid or accrued.

In May 2025, the Company entered into an amendment to Dr. Schaber’s employment agreement to increase the number of shares of common stock, from 2,084 to 200,000, issuable to Dr. Schaber immediately prior to the completion of a transaction, or series or a combination of related transactions, negotiated by its Board of Directors whereby, directly or indirectly, a majority of its capital stock or a majority of its assets are transferred from the Company and/or its stockholders to a third party.

As a result of the above agreements, the Company has the following contractual obligations:

	Research and
Year	Development	Leases	Total
2025	$46,000	$69,750	$115,750
2026	46,000	140,017	186,017
2027	46,000	143,117	189,117
2028	46,000	121,416	167,416
2029	46,000	—	46,000
Total	$230,000	$474,300	$704,300

Note 7. Operating Segments

The Company operates in two reportable segments:

●	Specialized BioTherapeutics – Focuses on developing and commercializing products for orphan diseases and areas of unmet medical need in oncology and inflammation.
●	Public Health Solutions – Concentrates on vaccines and therapeutics for biodefense and infectious diseases.

The Company’s CODM evaluates segment performance and allocates resources primarily based on the ability of the Specialized BioTherapeutics segment to advance its product development pipeline through a combination of government grants and contracts as well as shareholder investment. This segment represents the Company’s primary focus and strategic priority.

In contrast, the Public Health Solutions segment is fully funded by government sources, with no investor capital used. The ability of this segment to secure government grants and contracts is a key determinant of its sustainability and its contribution to the Company’s overall financial position. Funding from Public Health Solutions enables the Company to cover employee salaries, allocate funds to certain overhead costs such as rent and utilities, and supplement working capital.

Secondary to this, the CODM considers Adjusted Loss from Operations, which excludes non-cash share-based compensation and depreciation/amortization from operating expenses (R&D and G&A), and Net Loss Before Income Taxes, which incorporates these costs along with other income and expenses.

Segment Revenues and Profit (Loss)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the three months ended June 30, 2025:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Adjustments	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Significant expenses:
Research and development	1,523,099	3,332	1,526,431	27,819	122,764	-	1,677,014
General and administrative	-	-	-	-	1,014,468	72,397	1,086,865
Adjusted loss from operations	(1,523,099)	(3,332)	(1,526,431)	(27,819)	(1,137,232)	(72,397)	(2,763,879)
Share-based compensation	26,487	839	27,326	(27,326)	72,187	(72,187)	-
Depreciation and amortization	423	70	493	(493)	210	(210)	-
Loss from operations	(1,550,009)	(4,241)	(1,554,250)	-	(1,209,629)	-	(2,763,879)
Other (expenses) income, net	-	-	-	-	61,903	-	61,903
Net loss before income taxes	$(1,550,009)	$(4,241)	$(1,554,250)	$-	$(1,147,726)	$-	$(2,701,976)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the three months ended June 30, 2024:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Adjustments	Corporate	Adjustments	Consolidated
Revenues	$2,342	$-	$2,342	$-	$-	$-	$2,342
Cost of revenues	(2,342)	-	(2,342)	-	-	-	(2,342)
Gross profit	-	-	-	-	-	-	-
Significant expenses:
Research and development	261,313	61,276	322,589	22,669	155,900	-	501,158
General and administrative	-	-	-	-	1,206,923	36,594	1,243,517
Adjusted loss from operations	(261,313)	(61,276)	(322,589)	(22,669)	(1,362,823)	(36,594)	(1,744,675)
Share-based compensation	20,940	617	21,557	(21,557)	36,118	(36,118)	-
Depreciation and amortization	953	159	1,112	(1,112)	476	(476)	-
Loss from operations	(283,206)	(62,052)	(345,258)	-	(1,399,417)	-	(1,744,675)
Other (expenses) income, net	(31,346)	-	(31,346)	-	131,519	-	100,173
Net loss before income taxes	$(314,552)	$(62,052)	$(376,604)	$-	$(1,267,898)	$-	$(1,644,502)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the six months ended June 30, 2025:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Adjustments	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Significant expenses:
Research and development	3,273,701	61,667	3,335,368	55,572	227,754	-	3,618,694
General and administrative	-	-	-	-	2,062,842	108,851	2,171,693
Adjusted loss from operations	(3,273,701)	(61,667)	(3,335,368)	(55,572)	(2,290,596)	(108,851)	(5,790,387)
Share-based compensation	52,975	1,679	54,654	(54,654)	108,458	(108,458)	-
Depreciation and amortization	787	131	918	(918)	393	(393)	-
Loss from operations	(3,327,463)	(63,477)	(3,390,940)	-	(2,399,447)	-	(5,790,387)
Other (expenses) income, net	-	-	-	-	137,143	-	137,143
Net loss before income taxes	$(3,327,463)	$(63,477)	$(3,390,940)	$-	$(2,262,304)	$-	$(5,653,244)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the six months ended June 30, 2024:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Adjustments	Corporate	Adjustments	Consolidated
Revenues	$119,371	$-	$119,371	$-	$-	$-	$119,371
Cost of revenues	(119,371)	-	(119,371)	-	-	-	(119,371)
Gross profit	-	-	-	-	-	-	-
Significant expenses:
Research and development	1,100,292	106,526	1,206,818	45,041	344,339	-	1,596,198
General and administrative	-	-	-	-	2,189,797	75,771	2,265,568
Adjusted loss from operations	(1,100,292)	(106,526)	(1,206,818)	(45,041)	(2,534,136)	(75,771)	(3,861,766)
Share-based compensation	41,612	1,205	42,817	(42,817)	74,819	(74,819)	-
Depreciation and amortization	1,906	318	2,224	(2,224)	952	(952)	-
Loss from operations	(1,143,810)	(108,049)	(1,251,859)	-	(2,609,907)	-	(3,861,766)
Other (expenses) income, net	(23,806)	-	(23,806)	-	325,743	-	301,937
Net loss before income taxes	$(1,167,616)	$(108,049)	$(1,275,665)	$-	$(2,284,164)	$-	$(3,559,829)

The following table provides a reconciliation of total segment loss to consolidated loss before income taxes for the three months ended June 30:

	2025	2024
Loss from operations - reportable segments	$(1,554,250)	$(345,258)
Loss from operations - corporate	(1,209,629)	(1,399,417)
Interest income (expense), net	69,823	35,925
Other income (expense), net	(7,920)	64,248
Net loss before income taxes	$(2,701,976)	$(1,644,502)

The following table provides a reconciliation of total segment loss to consolidated loss before income taxes for the six months ended June 30:

	2025	2024
Loss from operations - reportable segments	$(3,390,940)	$(1,251,859)
Loss from operations - corporate	(2,399,447)	(2,609,907)
Interest income (expense), net	145,851	64,767
Other income (expense), net	(8,708)	237,170
Net loss before income taxes	$(5,653,244)	$(3,559,829)

Segment Assets

The Company’s total assets by segment as of June 30, 2025, are presented below:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Corporate	Consolidated
Total assets	$112,342	$2,705	$115,047	$5,645,600	$5,760,647

The Company’s total assets by segment as of June 30, 2024, are presented below:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Corporate	Consolidated
Total assets	$183,858	$2,917	$186,775	$9,678,304	$9,865,079

Significant Expense Categories Considered by CODM

The CODM regularly reviews the following significant expense categories when assessing segment performance and resource allocation:

●	Government Grant and Contract Funding – Both the Specialized BioTherapeutics and Public Health Solutions segments apply for and receive government grants and contracts. However, Public Health Solutions is exclusively funded by government sources, whereas Specialized BioTherapeutics utilizes a mix of government funding and shareholder investment.
●	Research & Development – Includes expenses for clinical trials, regulatory compliance, and R&D-related payroll.
●	General & Administrative – Comprises salaries, professional fees, and facility costs.
●	Share-Based Compensation – Represents non-cash stock option and restricted stock unit expenses.
●	Depreciation & Amortization – Costs related to the use of tangible and intangible assets.
●	Other Income/Expenses – Includes interest income and one-time gains/losses.

CODM and Use of Multiple Measures of Segment Profit/Loss

The Company's CODM primarily evaluates segment performance based on two key financial measures:

●	Advancement of Specialized BioTherapeutics Through a Combination of Funding Sources – Assesses the effectiveness of shareholder investment and government grants in progressing product development.
●	Ability to Secure Government Grants and Contracts (Public Health Solutions Only) – Determines segment sustainability and funding for shared resources.
●	Adjusted Loss from Operations – Excludes non-cash share-based compensation and depreciation/amortization expenses for a clearer picture of operating performance.
●	Net Loss Before Income Taxes – Incorporates all expenses, including non-cash charges and other income/expenses, for a comprehensive profitability analysis.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information to explain our results of operations and financial condition. You should also read our unaudited condensed consolidated interim financial statements and their notes included in this Form 10-Q, and our audited consolidated financial statements and their notes, Risk Factors and other information included in our Annual Report on Form 10-K for the year ended December 31, 2024 and in our other periodic reports on Form 10-Q and Form 8-K. We provide addresses to internet sites solely for the information to investors. We do not intend any addresses to be active links or to otherwise incorporate the contents of any website into this report.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our current expectations about our future results, performance, prospects and opportunities. These forward-looking statements are not guarantees of future performance and are subject to significant risks, uncertainties, assumptions and other factors, which are difficult to predict and may cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements. The forward-looking statements within this report may be identified by words such as “believes,” “anticipates,” “expects,” “intends,” “may,” “would,” “will” and other similar expressions. However, these words are not the exclusive means of identifying these statements. Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets related to our business and are forward-looking statements.

Actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect these actual outcomes and results include, without limitation:

●	uncertainty as to whether our product candidates will be sufficiently safe and effective to support regulatory approvals;
●	uncertainty inherent in developing therapeutics and vaccines, and manufacturing and conducting preclinical and clinical trials;
●	our ability to obtain future financing or funds when needed, either through the raising of capital, the incurrence of convertible or other indebtedness or through strategic financing or commercialization partnerships;
●	our ability to secure government grants or contracts to support our vaccine development;
●	our ability to maintain our listing on The Nasdaq Capital Market and meet its listing requirements;
●	that product development and commercialization efforts will be reduced or discontinued due to difficulties or delays in clinical trials or a lack of progress or positive results from research and development efforts;
●	maintenance and progression of our business strategy;
●	the possibility that our products under development may not gain market acceptance;
●	our expectations about the potential market sizes and market participation potential for our product candidates may not be realized;

●	our expected revenues (including sales, milestone payments and royalty revenues) from our product candidates and any related commercial agreements of ours may not be realized;
●	the ability of our manufacturing partners to supply us or our commercial partners with clinical or commercial supplies of our products in a safe, timely and regulatory compliant manner and the ability of such partners to timely address any regulatory issues that have arisen or may arise in the future;
●	competition existing today or that may arise in the future, including the possibility that others may develop technologies or products superior to our products;
●	the effect that global pathogens could have on financial markets, materials sourcing, service providers, patients, clinical study sites, governments and population (e.g. Coronavirus Disease 2019 (“COVID-19”)); and
●	other factors, including those “Risk Factors” set forth under Part II, Item 1A. “Risk Factors” in this Quarterly Report and in our Annual Report on Form 10-K for the year ended December 31, 2024 and in our other periodic reports on Form 10-Q and Form 8-K.

Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this Form 10-Q with the United States (“U.S.”) Securities and Exchange Commission (the “SEC”) or for any other reason. You should carefully review and consider the various disclosures we make in this report and our other reports filed with the SEC that attempt to advise interested parties of the risks, uncertainties and other factors that may affect our business.

Our Business Overview

We are a late-stage biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. We maintain two active business segments: Specialized BioTherapeutics and Public Health Solutions.

Specialized BioTherapeutics

Our Specialized BioTherapeutics business segment is developing and moving toward potential commercialization of HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a novel photodynamic therapy, utilizing topical synthetic hypericin activated with safe visible light for the treatment of cutaneous T-cell lymphoma (“CTCL”). With successful completion of the first Phase 3 FLASH (Fluorescent Light Activated Synthetic Hypericin) study and agreement from the European Medicines Agency (“EMA”) on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease, we began patient enrollment during December 2024 for the second Phase 3 study called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). We anticipate top-line results in the second half of 2026. Upon successful completion of the Phase 3 FLASH2 study, regulatory approval will be sought to support potential commercialization worldwide.

Development programs in this business segment also include expansion of synthetic hypericin (SGX302) into psoriasis, and our first-in-class Innate Defense Regulator (“IDR”) technology, dusquetide, for the treatment of inflammatory diseases, including oral mucositis in head and neck cancer (SGX942) and aphthous ulcers in Behçet’s Disease (“BD”) (SGX945).

Public Health Solutions

Our Public Health Solutions business segment includes development programs for RiVax®, our ricin toxin vaccine candidate and SGX943, our therapeutic candidate for antibiotic resistant and emerging infectious disease and our vaccine programs targeting filoviruses (such as Marburg and Ebola) and CiVax™, our vaccine candidate for the prevention of COVID-19 (caused by SARS-CoV-2). The development of our vaccine programs incorporates the use of our proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), the Biomedical Advanced Research and Development Authority, and the Defense Threat Reduction Agency.

Business Strategy Overview

An outline of our business strategy follows:

●	Following agreement from the EMA on the key design components for the second confirmatory Phase 3 placebo-controlled FLASH2 clinical trial of HyBryte™ in CTCL and positive primary endpoint results from the first Phase 3 FLASH study, continue enrollment and execution of the FLASH2 study, while at the same time, continuing discussions with the U.S. Food and Drug Administration (“FDA”) on potential modifications to the development path to adequately address their feedback.
●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following the positive Phase 3 FLASH study and positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.
●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment of oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.
●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2a clinical trial, where previous studies with dusquetide in oral mucositis have validated the biologic activity in aphthous ulcers induced by chemotherapy and radiation.
●	Continue development of our heat stabilization platform technology, ThermoVax®, in combination with programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting Ebola, Sudan, and Marburg viruses and multivalent combinations), with United States (“U.S.”) government and non-governmental organization funding support.
●	Continue to apply for and secure additional government funding for each of our Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.
●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.
●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.

Corporate Information

We were incorporated in Delaware in 1987 under the name Biological Therapeutics, Inc. In 1987, we merged with Biological Therapeutics, Inc., a North Dakota corporation, pursuant to which we changed our name to “Immunotherapeutics, Inc.” We changed our name to “Endorex Corp.” in 1996, to “Endorex Corporation” in 1998, to “DOR BioPharma, Inc.” in 2001, and finally to “Soligenix, Inc.” in 2009. Our principal executive offices are located at 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540 and our telephone number is (609) 538-8200.

Our Product Candidates in Development

The following tables summarize our product candidates under development:

Specialized BioTherapeutics Product Candidates

Soligenix Product Candidate	Therapeutic Indication	Stage of Development
HyBryte™	Cutaneous T-Cell Lymphoma

Phase 2 trial completed; demonstrated significantly higher response rate compared to placebo; Phase 3 trial completed; demonstrated statistical significance in primary endpoint in March 2020 (Cycle 1) and demonstrated continued improvement in treatment response with extended treatment in April 2020 (Cycle 2) and October 2020 (Cycle 3); new drug application (“NDA’) submitted to FDA December 2022; FDA refusal to file (“RTF”) letter received February 2023; second Phase 3 trial based upon EMA-accepted protocol began patient enrollment in December 2024 with top-line results anticipated in the second half of 2026; discussions continue with FDA on modifying the development path to adequately address FDA’s preference for a longer duration comparative study over a placebo-controlled trial

SGX302	Mild-to-Moderate Psoriasis

Positive proof-of-concept demonstrated in a small Phase 1/2 pilot study; Phase 2a protocol and Investigation New Drug (“IND”) clearance received from the FDA; Phase 2a study remains ongoing having demonstrated biological effect in Cohort 1 and clinically meaningful benefit in Cohort 2

SGX942†	Oral Mucositis in Head and Neck Cancer

Phase 2 trial completed; demonstrated significant response compared to placebo with positive long-term (12 month) safety also reported; Phase 3 clinical trial results announced December 2020: the primary endpoint of median duration of severe oral mucositis (“SOM”) did not achieve the pre-specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group; analyzed full dataset from Phase 3 study and designing a second Phase 3 clinical trial; continued development contingent upon identification of partnership

Soligenix Product Candidate	Therapeutic Indication	Stage of Development
SGX945	Aphthous Ulcers in BD	Phase 2a protocol and Investigational New Drug (“IND”) clearance received from the FDA; Phase 2a study initiated in 4Q 2024

Public Health Solutions†

Soligenix Product Candidate	Indication	Stage of Development
ThermoVax®	Thermostability of vaccines for Ricin toxin, Ebola, and Marburg viruses	Pre-clinical

RiVax®	Vaccine against Ricin Toxin Poisoning	Phase 1a, 1b, and 1c trials completed, safety and neutralizing antibodies for protection demonstrated

SGX943	Therapeutic against Emerging Infectious Diseases	Pre-clinical

†	Contingent upon continued government contract/grant funding or other funding source.

Specialized BioTherapeutics Overview

Synthetic Hypericin

Synthetic Hypericin is a potent photosensitizer that is topically applied to skin lesions, taken up by cutaneous T-cells and then activated by safe visible light. Hypericin is also found in several species of Hypericum plants, although the active moiety used in HyBryte™ and SGX302 is chemically synthesized by a proprietary manufacturing process and not extracted from plants. Importantly, hypericin is optimally activated with visible light thereby avoiding the negative consequences of ultraviolet (“UV”) light. Other light therapies using UVA or UVB light can result in serious adverse effects including secondary skin cancers.

Combined with photoactivation, in clinical trials synthetic hypericin has demonstrated significant anti-proliferative effects on activated normal human lymphoid cells and inhibited growth of malignant T-cells isolated from CTCL patients. In both settings, it appears that the mode of action is an induction of cell death in a concentration as well as a light dose-dependent fashion. These effects appear to result, in part, from the generation of singlet oxygen during photoactivation of hypericin.

Synthetic hypericin is one of the most efficient known generators of singlet oxygen, the key component for phototherapy. The generation of singlet oxygen induces necrosis and apoptosis in cells. The use of topical synthetic hypericin coupled with directed visible light results in generation of singlet oxygen only at the treated site. We believe that the use of visible light (as opposed to cancer-causing UV light) is a major advance in photodynamic therapy. In a small published Phase 1/2 proof of concept pilot clinical study using synthetic hypericin twice weekly for six weeks, statistically significant efficacy was demonstrated in patients with CTCL (58.3% response, p=0.04) and psoriasis (80% response, p<0.02). Subsequently, a published Phase 3 study in CTCL has further confirmed the biological efficacy of synthetic hypericin (termed HyBryte™ in the context of CTCL). A confirmatory, placebo-controlled study based upon an EMA-accepted protocol is enrolling with top-line results expected in the 2nd half of 2026.

HyBryte™ – for Treating Cutaneous T-Cell Lymphoma

HyBryte™ is a novel, first-in-class, Photodynamic Therapy (“PDT”), that utilizes safe visible light for activation. The active ingredient in HyBryte™ is synthetic hypericin, a photosensitizer which is topically applied to skin lesions and then activated by visible fluorescent light 16 to 24 hours later.

Based on the positive and previously published Phase 1/2 results, we initiated our Phase 3 clinical study of HyBryte™ for the treatment of CTCL during December 2015 and completed the trial in 2020. This trial, referred to as the “FLASH” (Fluorescent Light Activated Synthetic Hypericin) study, aimed to evaluate the response to HyBryte™ as a skin directed therapy to treat early-stage CTCL. We completed the study with approximately 35 CTCL centers across the U.S. participating in this trial. The Phase 3 protocol was a highly powered, double-blind, randomized, placebo-controlled, multicenter trial that enrolled 169 subjects (166 evaluable). The trial consisted of three treatment cycles, each of eight weeks duration. Treatments were administered twice weekly for the first six weeks and treatment response was determined at the end of the eighth week. In the first treatment cycle, approximately 66% of subjects received HyBryte™ and 33% received placebo treatment of their index lesions. In the second cycle, all subjects received HyBryte™ treatment of their index lesions, and in the third cycle, all subjects received HyBryte™ treatment of all of their lesions. The majority of subjects enrolled elected to continue into the third optional, open-label cycle of the study. Subjects were followed for an additional six months after their last evaluation visit. The primary efficacy endpoint was assessed on the percentage of patients in each of the two treatment groups (i.e., HyBryte™ and placebo) achieving a partial or complete response of the treated lesions, defined as a ≥ 50% reduction in the total Composite Assessment of Index Lesion Disease Severity (“CAILS”) score for three index lesions at the Cycle 1 evaluation visit (Week 8) compared to the total CAILS score at baseline. Secondary endpoints for the trial included the duration of responses, the extent of the regression of the tumors, and the safety of the treatment. We continue to work closely with the Cutaneous Lymphoma Foundation, as well as the National Organization for Rare Disorders.

Over the course of 2020, the Phase 3 FLASH study data was announced. The study enrolled 169 patients (166 evaluable) randomized 2:1 to receive either HyBryte™ (116 patients) or placebo (50 patients) and demonstrated a statistically significant treatment response (p=0.04) in the CAILS primary endpoint assessment at 8 weeks for Cycle 1. A total of 16% of the patients receiving HyBryte™ achieved at least a 50% reduction in their index lesions compared to only 4% of patients in the placebo group at 8 weeks. HyBryte™ treatment in the first cycle was safe and well tolerated.

Analysis of the second open-label treatment cycle (Cycle 2) showed that continued treatment with HyBryte™ twice weekly for an additional 6 weeks (12 weeks total) increased the positive response rate to 40% (p<0.0001 compared to placebo and p<0.0001 compared to 6-weeks treatment). The response rate in patients receiving a total of 12 weeks of treatment increased two and a half-fold. Treatment responses were assessed at Week 8 (after 6 weeks of treatment) and at Week 16 (after 12 weeks of treatment). The data continued to indicate that HyBryte™ was safe and well tolerated.

Analysis of the optional third open-label treatment cycle (Cycle 3) focused on safety and all patients could elect to receive HyBryte™ treatment of all their lesions for an additional 6 weeks or up to 18 weeks in total. Of note, 66% of patients elected to continue with this optional safety cycle of the study. Of the subset of patients that received HyBryte™ throughout all three cycles of treatment (18 weeks), 49% of them demonstrated a treatment response (p=0.046 vs. patients completing 12 weeks of HyBryte™ treatment in Cycle 2; p<0.0001 vs. patients receiving placebo in Cycle 1). Moreover, in a subset of patients evaluated in this cycle, it was demonstrated that HyBryte™ is not systemically available, consistent with the general safety of this topical product observed to date. At the end of Cycle 3, HyBryte™ continued to be well tolerated despite extended and increased use of the product to treat multiple lesions.

In addition, continued analysis of results from the protocol mandated efficacy cycles (Cycles 1 and 2) of the study revealed that 12 weeks of treatment (Cycle 2) with HyBryte™ is equally effective on both patch (response 37%, p=0.0009) and plaque (response 42%, p<0.0001) lesions when compared to Cycle 1 placebo lesion responses, further demonstrating the unique benefits of the more deeply penetrating visible light activation of hypericin.

Following the first Phase 3 study of HyBryte™ for the treatment of CTCL, the FDA and the EMA indicated that they would require a second successful Phase 3 trial to support marketing approval.  With agreement from the EMA on the key design components, the confirmatory Phase 3 trial will be a randomized, double-blind, placebo-controlled, multicenter study treating approximately 80 subjects with early-stage CTCL. It will evaluate the efficacy and safety of HyBryte™ topically applied to CTCL lesions twice weekly for 18 weeks, with each application followed 21 (±3) hours later by the administration of safe, visible light at a wavelength of 500 to 650 nm. All of the patient’s lesions that are readily available for exposure to the visible light source will be treated and three to five index lesions of each patient will be prospectively identified and indexed for the modified composite assessment of index lesions severity (“mCAILS”) evaluation prior to randomization (baseline). The primary efficacy endpoint will be assessed on the percent of patients in each of the two treatment groups (i.e., HyBryte™ and placebo) achieving a Partial or Complete Response (yes/no) of the treated lesions defined as a ≥ 50% reduction in the total mCAILS score for the three to five index lesions following 18 weeks of treatment compared to the total mCAILS score at baseline.  Other secondary measures will assess treatment response (including duration), degree of improvement, time to relapse and safety.  Following treatment, all patients will be followed every four weeks for a total of 12 weeks (through Week 30). The Data Monitoring Committee will conduct one (1) interim analysis when approximately 60% of the total subjects have completed the primary endpoint evaluation. The primary efficacy endpoint and the key safety endpoints will be analyzed. A sample size recalculation may be performed after examining the assumptions or the trial halted for either futility, safety concerns, or overwhelming efficacy. We, the participating clinical investigators, and any other personnel involved in trial conduct will remain blinded to study treatment until completion of the trial.

HyBryte™ has received Orphan Drug designation as well as Fast Track designation from the FDA. The Orphan Drug Act is intended to assist and encourage companies to develop safe and effective therapies for the treatment of rare diseases and disorders. In addition to providing a seven-year term of market exclusivity for HyBryte™ upon final FDA approval, Orphan Drug designation also positions us to be able to leverage a wide range of financial and regulatory benefits, including government grants for conducting clinical trials, waiver of FDA user fees for the potential submission of an NDA for HyBryte™, and certain tax credits. In addition, Fast Track is a designation that the FDA reserves for a drug intended to treat a serious or life-threatening condition and one that demonstrates the potential to address an unmet medical need for the condition. Fast Track designation is designed to facilitate the development and expedite the review of new drugs. For instance, we were eligible to submit a NDA for HyBryte™ on a rolling basis, permitting the FDA to review sections of the NDA prior to receiving the complete submission. Additionally, NDAs for Fast Track development programs ordinarily will be eligible for priority review. HyBryte™ for the treatment of CTCL also was granted Orphan Drug designation from the EMA Committee for Orphan Medical Products and Promising Innovative Medicine (“PIM”) designation from the MHRA, as well as Innovation Passport under the Innovative Licensing and Access Pathway (“ILAP”) in the UK.

In May 2021, HyBryte™ was awarded an "Innovation Passport" for the treatment of early-stage CTCL in adults under the UK’s ILAP. The decision to award the Innovation Passport to the HyBryte™ program was made by the Innovative Licensing and Access Pathway Steering Group, which is comprised of representatives from MHRA, the National Institute for Health and Care Excellence (“NICE”), and the Scottish Medicines Consortium (“SMC”). ILAP was launched at the start of 2021 to accelerate the development and access to promising medicines, thereby facilitating patient access to new medicines. The pathway, part of the UK’s plan to attract life sciences development in the post-Brexit era, features enhanced input and interactions with the MHRA, NICE, and SMC. The innovation passport designation is the first step in the ILAP process and triggers the MHRA and its partner agencies to create a target development profile to chart out a roadmap for regulatory and development milestones with the goal of early patient access in the UK. Other benefits of ILAP include a 150-day accelerated assessment, rolling review and a continuous benefit risk assessment.

In June 2021, we received a Paediatric Investigation Plan (“PIP”) waiver from the EMA for HyBryte™. As part of the regulatory process for the registration of new medicines with the EMA, pharmaceutical companies are required to provide a PIP outlining their strategies for investigation of the new medicinal products in the pediatric population. In some instances, a waiver negating the need for a PIP for certain conditions may be granted by the EMA when development of a medicine for use in children is not feasible or appropriate, as is the case for HyBryte™ in CTCL which is extremely rare in children.

In July 2022, the results of our successful Phase 3 FLASH study evaluating HyBryte™ for the treatment of CTCL were published in the Journal of the American Medical Association (JAMA) Dermatology.

In July 2022, we received agreement from the FDA on an initial pediatric study plan (“iPSP”) for HyBryte™ for the treatment of CTCL. The agreed iPSP stipulates that we intend to request a full waiver of pediatric studies upon submission of the NDA. Agreement with FDA on an iPSP is one of the regulatory requirements that must be met prior to submitting a NDA.

In September 2022, the FDA awarded an Orphan Products Development grant to support the evaluation of HyBryte™ for expanded treatment in patients with early-stage CTCL. The grant, totaling $2.6 million over four years, was awarded to a prestigious academic institution that was a leading enroller in the published positive Phase 3 FLASH study in the treatment of early-stage CTCL.

In December 2022, we submitted the HyBryte™ NDA for the treatment of CTCL with the FDA.

In February 2023, we received a refusal to file (“RTF”) letter from the FDA for the HyBryte™ NDA. Upon preliminary review, the FDA determined that the NDA was not sufficiently complete to permit substantive review.

In April 2023, the United States Adopted Names (“USAN”) Council approved the use of the nonproprietary name of “hypericin sodium” for the novel active ingredient in both HyBryte™ (research name SGX301) for the treatment of CTCL and SGX302 for the treatment of mild-to-moderate psoriasis.

In April 2023, we had a Type A meeting with the FDA to clarify and respond to the issues identified in the RTF letter received from the FDA and to seek additional guidance concerning information that the FDA would require for a resubmitted NDA to be deemed acceptable to file, in order to advance HyBryte™ towards marketing approval and U.S. commercialization. In order to accept an NDA filing for HyBryte™, the FDA is requiring positive results from a second, Phase 3 pivotal study in addition to the Phase 3, randomized, double-blind, placebo-controlled FLASH study previously conducted in this orphan indication. Based on this feedback, we have decided to collaboratively engage in discussions with the FDA in order to define the protocol and evaluate the feasibility of conducting the additional clinical trial.

In May 2023, we were granted a follow-on Type A meeting with the FDA to initiate formal discussions regarding the protocol design of a second, Phase 3 pivotal study evaluating HyBryte™ in the treatment of CTCL in support of potential FDA marketing approval. While discussions have been collaborative, the FDA has expressed a preference for a longer duration comparative study over a placebo-controlled trial.  Given the shorter time to potential commercial revenue and the similar trial design to the first FLASH study afforded by the EMA accepted protocol, we determined to initiate the FLASH2 study in support of worldwide potential approval. At the same time, we will continue discussions with the FDA on modifying the development path to adequately address their feedback.

In August 2023, patient enrollment was opened for the investigator-initiated study (“IIS”). IIS is supported by an Orphan Products Development grant of $2.6 million over four years awarded by the FDA to a prestigious academic institution that was a leading enroller in the published positive Phase 3 FLASH study in the treatment of early-stage CTCL. The IIS will evaluate the expanded treatment, including up to 12 months of treatment, with HyBryte™ in patients with early-stage CTCL.

In March 2024, we received agreement from the EMA on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease. This confirmatory 18-week study, expected to enroll approximately 80 patients across the U.S. and Europe, began patient enrollment in December 2024, with top-line results anticipated in the second half of 2026.

In September 2024, the European Patent Office granted the patent entitled "Systems and Methods for Producing Synthetic Hypericin". The newly issued patent's claims are directed to a novel, highly purified form of synthetic hypericin manufactured through a unique proprietary process. Synthetic hypericin is the active pharmaceutical ingredient in HyBryte™, our photodynamic therapy for the treatment of CTCL, set to initiate a confirmatory Phase 3 clinical trial before the end of the year. This new European granted patent (EP3423428) is a related patent to U.S. Pat. No. 10,053,413, previously issued in the U.S. Both patents are expected to expire in 2036, and form part of a larger patent family, including previously granted U.S. patents covering methods of use (U.S. Pat. No. 7,122,518) and methods of synthesis (U.S. Pat. No. 8,629,302), as well as other granted patents throughout the world.

In October 2024, we established a partnership agreement with Sterling Pharma Solutions Limited (“Sterling”) to optimize and implement a commercially viable, scalable production technology for synthetic hypericin. We are currently working to transfer and optimize the manufacturing processes and analytics to enable GMP manufacturing for clinical trials with the intent of establishing a long-term commercial manufacturing collaboration.

In October 2024, the Hong Kong Patent Office granted the patent entitled "Systems and Methods for Producing Synthetic Hypericin". The newly issued patent's claims are directed to a novel, highly purified form of synthetic hypericin manufactured through a unique proprietary process. Synthetic hypericin is the active pharmaceutical ingredient in HyBryte™, our photodynamic therapy for the treatment of CTCL, for which a confirmatory Phase 3 clinical trial has been initiated. This new granted patent (HK1260757) is a related patent to U.S. Pat. Nos. 10,053,413 and 10,526,268, previously issued in the U.S., and is in the same family as another patent granted in Europe. These patents are expected to expire in 2036, and form part of a larger collection of different patent families, including previously granted foreign patents covering liquid formulations and methods of use (EP Pat. No. 2,571,507) and issued U.S. patents for methods of synthesis (U.S. Pat. No. 8,629,302), as well as other granted patents throughout the world.

In December 2024, we announced positive clinical results from a comparability study evaluating HyBryte™ versus Valchlor® (mechlorethamine gel) in the treatment of early-stage CTCL. The open-label study has demonstrated continued improvement in HyBryte™ treated patients and their individual lesions even after stopping treatment. The study, which enrolled 10 patients randomized 1:1 with 12 weeks of treatment and 4 weeks of follow-up post-treatment, was previously reported to demonstrate a positive difference in the overall per patient treatment response rate (60% in the HyBryte™ group vs. 20% in the Valchlor® group) at the end of treatment. After the 4-week follow-up period (Week 16), the majority (3 of 5) of HyBryte™ patients continued to demonstrate improvement with at least a further 10% improvement (absolute difference) at Week 16 relative to the primary outcome measure at Week 12, including one of the HyBryte™ patients achieving a "complete response". In contrast, of the four patients that completed the Valchlor® arm of the study, none achieved this level of improvement by Week 16. For patients, a treatment response was defined as a ≥50% improvement in their cumulative mCAILS score over 3 to 5 lesions. Treatment response was also assessed on individual lesions. There was a similar continued improvement in the lesion responses over time, with the plaque lesions of particular interest given their increasing association with risk of overall disease progression and long-term mortality. At the 12-week (end of treatment) timepoint, the HyBryte™ treated plaque lesions were statistically significantly improved compared to the Valchlor® treated plaques (63%, [10/16] treatment success with HyBryte™ vs. 17%, [2/12] with Valchlor®, p=0.02). By Week 16, the response rates in lesions treated with HyBryte™ were statistically significant responses for all lesions (72% HyBryte™ vs 28% Valchlor®, p=0.02) and specifically for plaque lesions (75% responding plaque lesions with HyBryte™ treatment vs. 17% with Valchlor®, p=0.006) relative to the Valchlor® group. No safety concerns with HyBryte™ were raised during the follow-up period.

In December 2024, we opened patient enrollment for our confirmatory Phase 3 study evaluating HyBryte™ (synthetic hypericin) in the treatment of CTCL.

In April 2025, we announced positive interim results from the ongoing open-label, IIS evaluating extended HyBryte™ treatment for up to 54 weeks in patients with early-stage CTCL. Following 18 weeks of treatment, 75% of patients achieved "Treatment Success," reinforcing HyBryte™ as a potentially safe and fast-acting therapy for this chronic and underserved cancer. To date, nine patients have been enrolled and treated with HyBryte™ over a time period of up to 54 weeks in the IIS, with all data for the Week 18 timepoint now complete. Consistent with the Phase 3 trials, Treatment Success is predefined as a greater than or equal to 50% improvement in the cumulative mCAILS score compared to Baseline. Of the eight patients who could be evaluated through Week 18, six (75%) had a Treatment Success. The 18-week treatment window is the same window that is being evaluated in the FLASH2 double-blind, placebo-controlled, randomized study that is currently enrolling patients. This rapid response is a distinct advantage of HyBryte™ therapy, with many other therapies used in CTCL taking up to six to 12 months to generate a clinically meaningful treatment response. Of these eight evaluable patients through Week 18, four have gone on to complete the 54-week treatment with an average maximum improvement in mCAILS score of 85%, three are still on treatment and one dropped out (due to logistical issues). HyBryte™ appears to be safe and well tolerated in all patients. The trial is sponsored by Ellen Kim, MD, Director, Penn Cutaneous Lymphoma Program, Vice Chair of Clinical Operations, Dermatology Department, and Professor of Dermatology at the Hospital of the University of Pennsylvania who was a leading enroller in the Phase 3 FLASH study for the treatment of early-stage CTCL.

In July 2025, we successfully completed the transfer of the manufacturing process for our synthetic hypericin active ingredient under our partnership agreement with Sterling. The transfer from Europe to the U.S. included the optimization and implementation of a commercially viable, scalable production process for this important active ingredient, which is used in the topical drug product formulations HyBryte™ and SGX302, being developed for the treatment of CTCL and psoriasis, respectively. Together with Sterling, we have enabled current good manufacturing practices (“cGMP”) requirements for clinical trials with the intent of establishing a long-term commercial manufacturing collaboration.

We estimate the potential worldwide market for HyBryte™ is in excess of $250 million for the treatment of CTCL. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Cutaneous T-Cell Lymphoma

CTCL is a class of non-Hodgkin’s lymphoma (“NHL”), a type of cancer of the white blood cells that are an integral part of the immune system. CTCL is caused by an expansion of malignant T-cell lymphocytes (involved in cell-mediated immunity) normally programmed to migrate to the skin causing various lesions to appear that may change shape as the disease progresses, typically beginning as a rash and eventually forming plaques and tumors. Mycosis fungoides (“MF”) is the most common form of CTCL. It generally presents with skin involvement only, manifested as scaly, erythematous patches. Advanced disease with diffuse lymph node and visceral organ involvement is usually associated with a poorer response rate to standard therapies. A relatively uncommon sub-group of CTCL patients present with extensive skin involvement and circulating malignant cerebriform T-cells, referred to as Sézary syndrome. These patients have substantially graver prognoses (expected five-year survival rate of 24%), than those with MF (expected five-year survival rate of 88%).

CTCL mortality is related to stage of disease, with median survival generally ranging from about 12 years in the early stages to only 2.5 years when the disease has advanced. There is currently no FDA-approved drug for front-line treatment of early-stage CTCL. Treatment of early-stage disease generally involves skin-directed therapies. One of the most common unapproved therapies used for early-stage disease is oral 5 or 8-methoxypsoralen (“Psoralen”) given with ultraviolet A (“UVA”) light, referred to as PUVA, which is approved for dermatological conditions such as disabling psoriasis not adequately responsive to other forms of therapy, idiopathic vitiligo and skin manifestations of CTCL in persons who have not been responsive to other forms of treatment. Psoralen is a mutagenic chemical that interferes with DNA causing mutations and other malignancies. Moreover, UVA is a carcinogenic light source that when combined with the Psoralen, results in serious adverse effects including secondary skin cancers; therefore, the FDA requires a Black Box warning for PUVA.

CTCL constitutes a rare group of NHLs, occurring in about 4% of the more than 1.7 million individuals living with the disease in the United States and Europe (European Union and United Kingdom). It is estimated, based upon review of historic published studies and reports and an interpolation of data on the incidence of CTCL that it affects approximately 31,000 individuals in the U.S. (based on SEER data, with approximately 3,200 new cases seen annually) and approximately 38,000 individuals in Europe (based on ECIS prevalence estimates, with approximately 3,800 new cases annually). We estimate, based upon review of historic published studies and reports and an interpolation of data on the incidence of CTCL, that it affects over 20,000 individuals in the U.S., with approximately 2,800 new cases seen annually.

SGX302 – for Treating Mild-to-Moderate Psoriasis

SGX302 (synthetic hypericin) is a potent photosensitizer that is topically applied to skin lesions and taken up by cutaneous T-cells. With subsequent activation by safe, visible light, T-cell apoptosis is induced, addressing the dysregulated T-cells found in psoriasis lesions. Other PDTs have shown efficacy in psoriasis with a similar apoptotic mechanism, albeit using UV light associated with more severe potential long-term toxicities. The use of visible light in the red-yellow spectrum has the advantage of deeper penetration into the skin (much more than UV light) potentially treating deeper skin disease and thicker plaques and lesions, similar to what was observed in the positive Phase 3 FLASH study in CTCL. Further, this treatment approach avoids the risk of secondary malignancies (including melanoma) inherent with both the frequently used DNA-damaging drugs and other phototherapies that are dependent on UVA or UVB exposure. The use of SGX302 coupled with safe, visible light also avoids the risk of serious infections and cancer associated with the systemic immunosuppressive treatments used in psoriasis.

In September 2021, following the validation of synthetic hypericin’s biologic activity in the positive Phase 3 FLASH study in CTCL, as well as positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients, we decided to expand this novel therapy into a Phase 2a clinical trial in mild-to-moderate psoriasis.

In June 2022, we received FDA IND clearance for our Phase 2a clinical trial (protocol number HPN-PSR-01) titled, "Phase 2 Study Evaluating SGX302 in the Treatment of Mild-to-Moderate Psoriasis." In December 2022, we initiated patient enrollment for the Phase 2a study (protocol number HPN-PSR-01) evaluating SGX302 in the treatment of mild-to-moderate psoriasis. The Phase 2a clinical trial (protocol number HPN-PSR-01) will target enrollment of up to 42 patients ages 18 years or older with mild to moderate, stable psoriasis covering 2 to 30% of the body. In both Parts A and B, all patients will apply the study drug twice per week and activate the drug with visible light 24 ± 6 hours later using the supplied visible light devices and according to the manufacturer's instructions. Patients will undergo treatments for a total of 18 weeks and, on completion, will be followed for a four-week follow-up period in which patients will not receive other psoriasis treatments. In Part A, five to ten patients will be assigned open-label SGX302 (0.25% hypericin) at the time of enrollment. Once the tolerability and response to SGX302 has been established, Part B of the protocol will commence. In Part B, patients will be randomized to double-blind treatment groups at a ratio 1:1 of active drug to placebo ointment. Active dermatologic assessment of treated lesions for adverse events will be performed immediately before and during light treatments. Patients will be assessed for overall disease status through four weeks of follow-up. Efficacy endpoints will include the extent of lesion clearance and patient reported quality of life indices. Routine safety data also will be collected.

In January 2024, positive preliminary results of clinical success were demonstrated in the Cohort 2 subjects enrolled in the ongoing Phase 2a study. In the four evaluable patients from Cohort 2 (one patient withdrew early in the treatment course for personal reasons unrelated to the study), two reached a disease status of “Almost

Clear” represented by an Investigator Global Assessment score of 1, which is considered the standard clinical measure for treatment success in psoriasis. In addition, the Psoriasis Activity and Severity Index score, another well-characterized measure of treatment success, for patients in Cohort 2 had a mean drop of approximately 50% over the 18-week treatment. SGX302 therapy was well tolerated by all patients with no drug related adverse events identified.

We estimate the potential worldwide market for SGX302 is in excess of $1 billion for the treatment of mild-to-moderate psoriasis. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Psoriasis

Psoriasis is a chronic, non-communicable, itchy and often painful inflammatory skin condition for which there is no cure. Psoriasis has a significantly detrimental impact on patients' quality of life, and is associated with cardiovascular, arthritic, and metabolic diseases, as well as psychological conditions such as anxiety, depression and suicide. Many factors contribute to development of psoriasis including both genetic and environmental factors (e.g., skin trauma, infections, and medications). The lesions develop because of rapidly proliferating skin cells, driven by autoimmune T-cell mediated inflammation. Of the various types of psoriasis, plaque psoriasis is the most common and is characterized by dry, red raised plaques that are covered by silvery-white scales occurring most commonly on the elbows, knees, scalp, and lower back. Approximately 80% of patients have mild-to-moderate disease. Mild psoriasis is generally characterized by the involvement of less than 3% of the body surface area (“BSA”), while moderate psoriasis will typically involve 3-10% BSA and severe psoriasis greater than 10% BSA. Between 20% and 30% of individuals with psoriasis will go on to develop chronic, inflammatory arthritis (psoriatic arthritis) that can lead to joint deformations and disability. Studies have also associated psoriasis, and particularly severe psoriasis, with an increased relative risk of lymphoma, particularly CTCL. Although psoriasis can occur at any age, most patients present with the condition before age 35.

Treatment of psoriasis is based on its severity at the time of presentation with the goal of controlling symptoms. It varies from topical options including PDT to reduce pain and itching, and potentially reduce the inflammation driving plaque formation, to systemic treatments for more severe disease. Most common systemic treatments and even current topical photo/photodynamic therapy such as UV A and B, carry a risk of increased skin cancer.

Psoriasis is the most common immune-mediated inflammatory skin disease. According to the World Health Organization (“WHO”) Global Report on Psoriasis 2016, the prevalence of psoriasis is between 1.5% and 5% in most developed countries, with some suggestions of incidence increasing with time. It is estimated, based upon review of historic published studies and reports and an interpolation of data that psoriasis affects 3% of the U.S. population or more than 7.5 million people. Current estimates have as many as 60-125 million people worldwide living with the condition. The global psoriasis treatment market was valued at approximately $15 billion in 2020 and is projected to reach as much as $40 billion by 2027.

Dusquetide

Dusquetide (research name: SGX94) is an IDR that regulates the innate immune system to simultaneously reduce inflammation, eliminate infection and enhance tissue healing. Dusquetide is based on a new class of short, synthetic peptides known as IDRs. It has a novel mechanism of action in that it modulates the body’s reaction to both injury and infection and is both simultaneously anti-inflammatory and anti-infective. IDRs have no direct antibiotic activity but modulate host responses, increasing survival after infections with a broad range of bacterial Gram-negative and Gram-positive pathogens including both antibiotic sensitive and resistant strains, as well as accelerating resolution of tissue damage following exposure to a variety of agents including bacterial pathogens, trauma and chemo- or radiation-therapy. IDRs represent a novel approach to the control of infection and tissue damage via highly selective binding to an intracellular adaptor protein, sequestosome-1, also known as p62, which has a pivotal function in signal transduction during activation and control of the innate defense system. Preclinical data indicate that IDRs may be active in models of a wide range of therapeutic indications including life-threatening bacterial infections as well as the severe side-effects of chemo- and radiation-therapy. Additionally, due to selective binding to p62, dusquetide may have potential anti-tumor action.

Dusquetide has demonstrated efficacy in numerous animal disease models including mucositis, oncology, colitis, skin infection and other bacterial infections and has been evaluated in a double-blind, placebo-controlled Phase 1 clinical trial in 84 healthy volunteers with both single ascending dose and multiple ascending dose components. Dusquetide was shown to have a good safety profile and be well-tolerated in all dose groups when administered by IV over 7 days and was consistent with safety results seen in pre-clinical studies. We believe that market opportunities for dusquetide include, but are not limited to, oral and gastrointestinal mucositis, oncology (e.g., breast cancer), acute Gram-positive bacterial infections (e.g., methicillin resistant Staphylococcus aureus (“MRSA”)), acute Gram-negative infections (e.g., acinetobacter, melioidosis), and acute radiation syndrome.

SGX942 – for Treating Oral Mucositis in Head and Neck Cancer

SGX942 is our product candidate containing our IDR technology, dusquetide, targeting the treatment of oral mucositis in head and neck cancer patients. Oral mucositis in this patient population is an area of unmet medical need where there are currently no approved drug therapies. Accordingly, we received Fast Track designation for the treatment of oral mucositis as a result of radiation and/or chemotherapy treatment in head and neck cancer patients from the FDA. In addition, dusquetide has been granted PIM designation in the UK by the MHRA for the treatment of SOM in head and neck cancer patients receiving chemoradiation therapy.

In a Phase 2 proof-of-concept clinical study that enrolled 111 patients, SGX942, at a dose of 1.5 mg/kg, successfully reduced the median duration of SOM by 50%, from 18 days to 9 days (p=0.099) in all patients and by 67%, from 30 days to 10 days (p=0.040) in patients receiving the most aggressive chemoradiation therapy for treatment of their head and neck cancer. The p-values met the prospectively defined statistical threshold of p<0.1 in the study protocol. A less severe occurrence of oral mucositis, ulcerative oral mucositis (defined as oral mucositis with a WHO score ≥2 corresponding to the occurrence of overt ulceration in the mouth), was also monitored during the study. In the patients receiving the most aggressive chemoradiation therapy, the median duration of oral mucositis was found to decrease from 65 days in the placebo treated patients to 51 days in the patients treated with SGX942 1.5 mg/kg (p=0.099).

In addition to identifying the best dose of 1.5 mg/kg, this study achieved all objectives, including increased incidence of “complete response” of tumor at the one month follow-up visit (47% in placebo vs. 63% in SGX942 at 1.5 mg/kg). Decreases in mortality and decreases in infection rate were also observed with SGX942 treatment, consistent with the preclinical results observed in animal models. Data from this Phase 2 trial are published in the Journal of Biotechnology.

SGX942 was found to be generally safe and well tolerated, consistent with the safety profile observed in the prior Phase 1 study conducted in 84 healthy volunteers. The long-term (12 month) follow-up data was consistent with the preliminary positive safety and efficacy findings. While the placebo population experienced the expected 12-month survival rate of approximately 80%, as defined in the Surveillance, Epidemiology, and End Results statistics 1975-2012 from the National Cancer Institute, the SGX942 1.5 mg/kg treatment group reported a 12-month survival rate of 93% (7% mortality in the SGX942 1.5 mg/kg group compared to 19% in the placebo group). Similarly, tumor resolution (complete response) at 12 months was better in the SGX942 1.5 mg/kg treatment group relative to the placebo population (80% in the 1.5 mg/kg group compared to 74% in the placebo group). The long-term follow-up results from the Phase 2 study are published in Biotechnology Reports.

In September 2016, we and SciClone Pharmaceuticals, Inc. (“SciClone”) entered into an exclusive license agreement, pursuant to which we granted rights to SciClone to develop, promote, market, distribute and sell SGX942 in defined territories. Under the terms of the license agreement, SciClone will be responsible for all aspects of development, product registration and commercialization in the territories, having access to data generated by us. In exchange for exclusive rights, SciClone will pay us royalties on net sales, and we will supply commercial drug product to SciClone on a cost-plus basis, while maintaining worldwide manufacturing rights.

Based on the positive and previously published Phase 2 results, we conducted a Phase 3 clinical trial referred to as the “DOM–INNATE” (Dusquetide treatment in Oral Mucositis – by modulating INNATE immunity) study. The Phase 3 protocol was a double-blind, randomized, placebo-controlled, multinational trial that sought to enroll approximately 260 subjects with squamous cell carcinoma of the oral cavity and oropharynx who were scheduled to receive a minimum total cumulative radiation dose of 55 Gy fractionated as 2.0-2.2 Gy per day with concomitant cisplatin chemotherapy given as a dose of 80-100 mg/m2 every third week. Subjects were randomized to receive either 1.5 mg/kg SGX942 or placebo given twice a week during and for two weeks following completion of chemoradiation therapy (“CRT”). The primary endpoint for the study was the median duration of SOM, which was assessed by oral examination at each treatment visit and then through six weeks following completion of CRT. Oral mucositis is evaluated using the WHO Grading system. SOM is defined as a WHO Grade of ≥3. Subjects are followed for an additional 12 months after the completion of treatment.

The results of the study showed that the primary endpoint of median duration of SOM did not achieve the pre-specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group. Despite this clinically meaningful improvement, the variability in the distribution of the data yielded a p-value that was not statistically significant. Other secondary endpoints supported the biological activity of dusquetide, including a statistically significant 50% reduction in the median duration of SOM in the per-protocol population, which decreased from 18 days in the placebo group to 9 days in the SGX942 treatment group (p=0.049), consistent with the findings in the Phase 2 trial (Study IDR-OM-01). Similarly, incidence of SOM also followed this biological trend as seen in the Phase 2 study, decreasing by 16% in the SGX942 treatment group relative to the placebo group in the per-protocol population. The per-protocol population was defined as the population receiving a minimum of 55 Gy radiation and at least 10 doses of study drug (placebo or SGX942) throughout the intended treatment period, with no major protocol deviations (e.g. breaks in study drug administration longer than 8 days between successive doses).

Following analysis of the full dataset, including the 12-month long-term follow-up safety data in late 2021, we held a meeting with the MHRA to review the study results and to obtain further clarity on the future of the oral mucositis development program. The meeting was informative with the outcome being that based on the SGX942 biologic activity observed and the consistency in response between the Phase 2 and Phase 3 trials, the Phase 3 DOM-INNATE study could serve as the first of two Phase 3 studies required to support potential marketing authorization, assuming the second Phase 3 clinical trial achieves the required level of statistical significance in its primary endpoint. With the benefit of a robust preclinical and clinical data package for SGX942, we now will analyze the data to design a second Phase 3 study and will look to identify a potential partner(s) to continue this development program.

In January 2022, dusquetide proved effective at reducing tumor size in nonclinical xenograft models. Recent studies, recapitulating results from previously published studies, have confirmed the efficacy of dusquetide as a stand-alone and combination anti-tumor therapy, with radiation, chemotherapy and targeted therapy, in the context of the MCF-7 breast cancer cell line. Of note, these results are consistent with a potential direct anti-tumor effect identified with SGX942 and is another important consideration in the oral mucositis treatment space.

In June 2022, an article was published describing the binding of our IDR, dusquetide, to the p62 protein. Dusquetide binds to p62 or SQSTM-1, a scaffold protein implicated in a number of intracellular signaling networks implicated in tumor cell survival, including autophagy. This publication elaborates on the direct interaction of dusquetide with p62, as well as some of the direct downstream consequences of that interaction, consistent with its observed anti-infective, anti-tumor and anti-inflammatory activities. This information advances the understanding of dusquetide's novel mechanism of action and supports the development of analogs related to dusquetide.

We estimate the potential worldwide market for SGX942 is in excess of $500 million for the treatment of oral mucositis. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Oral Mucositis

Mucositis is the clinical term for damage done to the mucosa by anticancer therapies. It can occur in any mucosal region, but is most commonly associated with the mouth, followed by the small intestine. We estimate, based upon our review of historic studies and reports, and an interpolation of data on the incidence of mucositis, that mucositis affects approximately 500,000 people in the U.S. per year and occurs in 40% of patients receiving chemotherapy. Mucositis can be severely debilitating and can lead to infection, sepsis, the need for parenteral nutrition and narcotic analgesia. The gastrointestinal damage causes severe diarrhea. These symptoms can limit the doses and duration of cancer treatment, leading to sub-optimal treatment outcomes.

The mechanisms of mucositis have been extensively studied and have been linked to the interaction of chemotherapy and/or radiation therapy with the innate defense system. Bacterial infection of the ulcerative lesions is regarded as a secondary consequence of dysregulated local inflammation triggered by therapy-induced cell death, rather than as the primary cause of the lesions.

We estimate, based upon our review of historic studies and reports, and an interpolation of data on the incidence of oral mucositis, that oral mucositis is a subpopulation of approximately 90,000 patients in the U.S., with a comparable number in Europe. Oral mucositis almost always occurs in patients with head and neck cancer treated with radiation therapy (greater than 80% incidence of severe mucositis) and is common in patients undergoing high dose chemotherapy and hematopoietic cell transplantation, where the incidence and severity of oral mucositis depends greatly on the nature of the conditioning regimen used for myeloablation.

SGX945 – for Treating Aphthous Ulcers in Behçet’s Disease

SGX945 is our product candidate containing our IDR technology, dusquetide, targeting the treatment of aphthous Ulcers in BD. BD is an orphan disease and an area of unmet medical need.

In November 2023, the FDA cleared the IND application for a Phase 2a clinical trial entitled, “Pilot Study of SGX945 (Dusquetide) in the Treatment of Aphthous Ulcers in Behçet’s Disease.” The study is designed to evaluate the safety and potential efficacy of SGX945 (dusquetide) in the resolution of aphthous flares in BD.

In January 2024, SGX945 received Fast Track designation for the treatment of oral lesions of BD from the FDA.

In February 2024, we announced the formation of a Medical Advisory Board to provide medical/clinical strategic guidance to advance the clinical development of SGX945 for the treatment of BD.

In November 2024, we opened patient enrollment for the Phase 2 study (protocol number DUS-AUBD-01) evaluating SGX945 (dusquetide) in the treatment of BD.

In July 2025, we announced completion of the Phase 2a proof of concept study evaluating SGX945 (dusquetide) in the treatment of BD and achievement of the study objective of demonstrating biological efficacy.

We estimate the potential worldwide market for SGX945 is in excess of $200 million for the treatment of aphthous ulcers in BD. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Behçet’s Disease

BD is commonly known as an inflammatory disorder of the blood vessels (vasculitis). Often first diagnosed in young adults, its effects and severity will wax and wane over time. Major signs and symptoms usually include mouth sores (approximately 95% of patients), skin rashes and lesions (approximately 50% of patients), genital sores (approximately 50% of patients), leg ulcers (approximately 40% of patients) and eye inflammation (approximately 15% of patients). It is a painful disease, directly impacting the patient’s quality of life and ability to productively engage in life activities, including work.

BD is thought to be an auto-immune disease with both genetic and environmental factors. It is most common along the “silk road” in the Middle East and East Asia, including Turkey, Iran, Japan and China. There are approximately 18,000 known cases of BD in the U.S. and over 50,000 in Europe. There are as many as 1,000,000 people worldwide living with BD.

There is no cure for BD, rather treatments are prescribed to manage symptoms. Treatments may include both maintenance therapies and those specifically addressing mucocutaneous flares (e.g., mouth ulcers, genital ulcers and leg ulcers). Corticosteroids are generally applied topically to sores and as eyedrops and may also be given systemically to reduce inflammation. Although used frequently, they have limited efficacy over the long-term and have significant side effects that become more concerning with more chronic use. Genital ulcers are often associated with significant genital scarring while leg ulcers can result in a post-thrombotic syndrome. Other treatments for BD flares involve suppressing the immune system with drugs (e.g., cyclosporine or cyclophosphamide). These drugs come with a higher risk of infection, liver and kidney problems, low blood counts and high blood pressure. Finally, anti-inflammatory drugs are also used, including anti-TNF medications. The only approved drug in BD is apremilast, which is used as a maintenance therapy to prevent formation of oral ulcers. Unfortunately, apremilast is associated with both high cost and side effects including diarrhea, nausea, upper respiratory tract infection and headache.

Public Health Solutions Overview

ThermoVax® – Thermostability Platform Technology

ThermoVax® is a novel method for thermostabilizing vaccines with a variety of adjuvants, resulting in a single vial which can be reconstituted with water for injection immediately prior to use. One of the adjuvants utilized in ThermoVax® is aluminum salts (known colloquially as “Alum”). Alum is the most widely employed adjuvant technology in the vaccine industry.

The value of ThermoVax® lies in its potential ability to eliminate the need for cold chain production, transportation, and storage for Alum-adjuvanted vaccines. This would relieve the high costs of producing and maintaining vaccines under refrigerated conditions. Based on historical reports from WHO and other scientific reports, we believe that a meaningful proportion of vaccine doses globally are wasted due to excursions from required cold chain temperature ranges. This is due to the fact that many vaccines need to be maintained either between 2 and 8 degrees Celsius (“C”), frozen below -20 degrees C, or frozen below -60 degrees C, and even brief excursions from these temperature ranges usually necessitate the destruction of the product or the initiation of costly stability programs specific for the vaccine lots in question. ThermoVax® has the potential to facilitate easier storage and distribution of strategic national stockpile vaccines for ricin exposure in emergency settings.

ThermoVax® development, specifically in the context of an Alum adjuvant, was supported pursuant to a previous $9.4 million NIAID grant which enabled development of thermo-stable ricin (RiVax®) and anthrax vaccines. Proof-of-concept preclinical studies with ThermoVax® indicate that it is able to produce stable vaccine formulations using adjuvants, protein immunogens, and other components that ordinarily would not withstand long temperature variations exceeding customary refrigerated storage conditions. These studies were conducted with our Alum-adjuvanted ricin toxin vaccine, RiVax® and our Alum-adjuvanted anthrax vaccine. Each vaccine was manufactured under precise lyophilization conditions using excipients that aid in maintaining native protein structure of the key antigen. When RiVax® was kept at 40 degrees C (104 degrees Fahrenheit (“F”)) for up to one year, all of the animals vaccinated with the lyophilized RiVax® vaccine developed potent and high titer neutralizing antibodies. In contrast, animals that were vaccinated with the liquid RiVax® vaccine kept at 40 degrees C did not develop neutralizing antibodies and were not protected against ricin exposure. The ricin A chain is extremely sensitive to temperature and rapidly loses the ability to induce neutralizing antibodies when exposed to temperatures higher than 8 degrees C. When the anthrax vaccine was kept for up to 16 weeks at 70 degrees C, it was able to develop a potent antibody response, unlike the liquid formulation kept at the same temperature. Moreover, we also have demonstrated the compatibility of our thermostabilization technology with other secondary adjuvants such as TLR-4 agonists.

We also entered into a collaboration agreement with Axel Lehrer, PhD of the Department of Tropical Medicine, Medical Microbiology and Pharmacology, John A. Burns School of Medicine (“JABSOM”), University of Hawai’i at Manoa (“UH Manoa”) and Hawaii Biotech, Inc. (“HBI”) to develop a heat stable subunit Ebola vaccine. Dr. Lehrer, a co-inventor of the Ebola vaccine with HBI, has shown proof of concept efficacy with subunit Ebola vaccines in non-human primates (“NHP”). The most advanced Ebola vaccines involve the use of vesicular stomatitis virus and adenovirus vectors – live, viral vectors which complicate the manufacturing, stability and storage requirements. Dr. Lehrer’s vaccine candidate is based on highly purified recombinant protein antigens, circumventing many of these manufacturing difficulties. Dr. Lehrer and HBI have developed a robust manufacturing process for the required proteins. Application of ThermoVax® may allow for a product that can avoid the need for cold chain distribution and storage, yielding a vaccine ideal for use in both the developed and developing world. This agreement has expired in accordance with its terms.

In March 2020, we entered into a research collaboration with Axel Lehrer, PhD of the Department of Tropical Medicine, Medical Microbiology and Pharmacology, JABSOM, UH Manoa to further expand the filovirus collaboration to investigation of potential coronavirus vaccines, including for SARS-CoV-2 (causing COVID-19). This research collaboration will utilize the technology platform developed in the search for filovirus vaccines and will use well-defined surface glycoprotein(s) from one or more coronaviruses, which are expected to be protective for COVID-19.

During April 2020, we obtained an exclusive worldwide license for CoVaccine HT™, a novel vaccine adjuvant, from SERB Pharmaceuticals (formerly BTG Specialty Pharmaceuticals, a division of Boston Scientific Corporation) (“SERB”), for the fields of coronavirus infection (including SARS-CoV-2, the cause of COVID-19), and pandemic flu. CoVaccine HT™ is a novel adjuvant, which has been shown to enhance both cell-mediated and antibody-mediated immunity. We and our collaborators, including UH Manoa and Dr. Axel Lehrer, have successfully demonstrated the utility of CoVaccine HT™ in the development of our heat stable filovirus vaccine program, with vaccine candidates against Ebola and Marburg virus disease. Given this previous success, CoVaccine HT™ will potentially be an important component of our vaccine technology platform currently being assessed for use against coronaviruses including SARS-CoV-2, the cause of COVID-19. The license agreement was executed between us and SERB, which owns the CoVaccine HT™ intellectual property.

In September 2020, the Journal of Pharmaceutical Sciences published a scientific article detailing the thermostabilization of the filovirus GP proteins and key assays describing their stability.

During October 2020, Frontiers in Immunology published a scientific article describing CiVax™, a prototype COVID-19 vaccine, using the novel CoVaccine HT™ adjuvant and demonstrating significant immunogenicity, including strong total and neutralizing antibody responses, with a balanced Th1 response, as well as enhancement of cell mediated immunity. These are all considered to be critical attributes of a potential COVID-19 vaccine.

During August 2021, positive data demonstrated the efficacy of multiple filovirus vaccine candidates in NHP, including thermostabilized multivalent vaccines in a single vial platform presentation. Collaborators at UH Manoa describe the potent efficacy of vaccine candidates protecting against three life-threatening filoviruses, Zaire ebolavirus, Sudan ebolavirus and Marburg Marburgvirus in an article titled "Recombinant Protein Filovirus Vaccines Protect Cynomolgus Macaques from Ebola, Sudan, and Marburg Viruses", published in Frontiers in Immunology. These vaccine candidates contain highly purified protein antigens combined with the novel CoVaccine HT™ adjuvant, in both monovalent (single antigen) and bivalent (two antigen) formulations. Most recently, efforts to formulate all three antigens and adjuvant into a thermostable single-vial vaccine platform has also been shown to protect 75% of vaccinated NHPs against subsequent Sudan ebolavirus challenge, with further development to test efficacy against other filovirus infections ongoing.

During August 2021, Vaccine published a scientific article describing the formulation of single-vial platform presentations of monovalent (single antigen), bivalent (two antigens) and trivalent (three antigens) combinations of filovirus vaccine candidates.

In December 2021, 100% protection of NHPs against lethal Sudan ebolavirus challenge was achieved using a bivalent, thermostabilized vaccine formulated in a single vial, reconstituted only with water immediately prior to use. This milestone is part of an ongoing collaboration with UH Manoa and further demonstrates the broad applicability of the vaccine platform, and its potential role in the U.S. government's initiative for pandemic preparedness.

In May 2022, the U.S. Patent and Trademark Office issued a Notice of Allowance for the patent application titled “Composition and Methods of Manufacturing Trivalent Filovirus Vaccines.” The allowed claims are directed to unique, proprietary composition and methods directed to combinations of glycoprotein antigens with nano-emulsion adjuvants comprising sucrose fatty acid esters prior to lyophilization. The described vaccine platform has previously been successfully applied to filovirus vaccines (as mono-, bi- and tri-valent candidates for Zaire ebolavirus, Sudan ebolavirus and Marburg marburgvirus) as well as SARS-CoV-2 vaccine. No currently licensed lyophilized vaccine that contains an adjuvant is presented in a single vial format and there are few reports of successfully using nano-emulsions in lyophilized formulations. Previous work has demonstrated the use of a single vial platform to co-lyophilize antigen(s) and a nano-emulsion adjuvant, CoVaccine HT™, maintaining key adjuvant stability characteristics including particle size and colloidal stability, as well as maintaining immunogenicity. This most recent milestone confirms that, in the context of lethal challenge with Sudan ebolavirus, complete protection is maintained with the thermostabilized formulation.

In June 2022, 100% protection of NHPs against lethal Marburg marburgvirus challenge was achieved using a bivalent, thermostabilized vaccine formulated in a single vial, reconstituted only with sterile water immediately prior to use. This important milestone is part of an ongoing collaboration with UH Manoa, demonstrating the successful presentation of one or more antigen(s) within the same formulation while maintaining full potency and thermostability. It further demonstrates the broad applicability of the heat stable vaccine platform, and its potential role in the U.S. government's initiative for pandemic preparedness.

In September 2023, positive data demonstrated two-year stability of thermostabilized bivalent and trivalent filovirus vaccine candidates at temperatures of 40 degrees C (104 degrees F) when formulated in a single vial, needing reconstitution only with sterile water immediately prior to use. This important milestone is part of an ongoing collaboration with UH Manoa, demonstrating the successful presentation of one or more antigen(s) within the same formulation while maintaining full potency and thermostability. It further demonstrates the broad applicability of the heat stable vaccine platform, and its potential role in the U.S. government's initiative for pandemic preparedness.

In January 2024, Vaccine published the preclinical efficacy results of our novel, single-vial, thermostabilized bivalent filovirus vaccine providing 100% protection against both Sudan ebolavirus (SUDV) and Marburg marburgvirus (MARV) infections. The manuscript was entitled “Thermostable bivalent filovirus vaccine protects against severe and lethal Sudan ebolavirus and marburgvirus infection”.

In April 2024, we received orphan drug designation for the active ingredient in SuVax™, the subunit protein vaccine of recombinantly expressed SUDV glycoprotein, for the prevention and post-exposure prophylaxis against SUDV infection.

In April 2024, we received orphan drug designation for the active ingredient in MarVax™, the subunit protein vaccine of recombinantly expressed MARV glycoprotein, for the prevention and post-exposure prophylaxis against MARV infection.

In April 2024, we received notice of intent to grant additional patents based on our patent application titled “Compositions and Methods of Manufacturing Trivalent Filovirus Vaccines” in the United Kingdom and South Africa, with other international jurisdictions pending.

In March 2025, we announced a publication describing the preclinical efficacy of CiVax™, a thermostabilized subunit vaccine against SARS-CoV-2. Using custom-developed immunoassays, the combination of a primary adenovirus vaccine (COVID-19 Vaccine AstraZeneca) coupled with a CiVax™ booster was shown to induce broader protection against COVID-19 variants in non-human primates than a 2-shot mRNA series (such as the Moderna vaccine Spikefax® or the Pfizer vaccine Cominarty®) in humans. In collaboration with Axel Lehrer, PhD, Professor at the Department of Tropical Medicine, Medical Microbiology and Pharmacology, John A. Burns School of Medicine, University of Hawaiʻi at Mānoa, the manuscript entitled "Use of a Multiplex Immunoassay Platform to Investigate Multifaceted Antibody Responses in SARS-CoV-2 Vaccinees with and Without Prior Infection", has been published in COVID.

RiVax® – for Protection Against Ricin Toxin Exposure

RiVax® is our proprietary vaccine candidate being developed to protect against exposure to ricin toxin and if approved, would be the first ricin vaccine. The immunogen in RiVax® induces a protective immune response in animal models of ricin exposure and functionally active antibodies in humans. The immunogen consists of a genetically inactivated ricin A chain subunit that is enzymatically inactive and lacks residual toxicity of the holotoxin. RiVax® has demonstrated statistically significant (p < 0.0001) preclinical survival results, providing 100% protection against acute lethality in an aerosol exposure non-human primate model (Roy et al, 2015, Thermostable ricin vaccine protects rhesus macaques against aerosolized ricin: Epitope-specific neutralizing antibodies correlate with protection, PNAS USA 112:3782-3787), and has also been shown to be well tolerated and immunogenic in two Phase 1 clinical trials in healthy volunteers. Results of the first Phase 1 human trial of RiVax® established that the immunogen was safe and induced antibodies that we believe may protect humans from ricin exposure. The antibodies generated from vaccination, concentrated and purified, were capable of conferring immunity passively to recipient animals, indicating that the vaccine was capable of inducing functionally active antibodies in humans. The outcome of this study was published in the Proceedings of the National Academy of Sciences (Vitetta et al., 2006, A Pilot Clinical Trial of a Recombinant Ricin Vaccine in Normal Humans, PNAS, 103:2268-2273). The second trial that was completed in September 2012 and was sponsored by University of Texas Southwestern Medical Center (“UTSW”) evaluated a more potent formulation of RiVax® that contained an Alum adjuvant. The results of the Phase 1b study indicated that Alum-adjuvanted RiVax® was safe and well tolerated, and induced greater ricin neutralizing antibody levels in humans than adjuvant-free RiVax®. The outcomes of this second study were published in the Clinical and Vaccine Immunology.

We have adapted the original manufacturing process for the immunogen contained in RiVax® for thermostability and large scale manufacturing and recent studies have confirmed that the thermostabilized RiVax® formulation enhances the stability of the RiVax® antigen, enabling storage for at least 1 year at temperatures up to 40 degrees C (104 degrees F). The program will pursue approval via the FDA “Animal Rule” since it is not possible to test the efficacy of the vaccine in a clinical study which would expose humans to ricin. Uniform, easily measured and species-neutral immune correlates of protection that can be measured in humans and animals, and are indicative of animal survival to subsequent ricin challenge, are central to the application of the “Animal Rule.” Recent work has identified such potential correlates of immune protection in animals and work to qualify and validate these approaches is continuing, with the goal of utilizing these assays in a planned Phase 1/2 clinical trial with the thermostable RiVax® formulation. During September 2018, we published an extended stability study of RiVax®, showing up to 100% protection in mice after 12 months storage at 40 degrees C (104 degrees F) as well as identification of a potential in vitro stability indicating assay, critical to adequately confirming the long-term shelf life of the vaccine. We have entered into a collaboration with IDT Biologika GmbH (“IDT”) to scale-up the formulation/filling process and continue development and validation of analytical methods established at IDT to advance the program. We also initiated a development agreement with Emergent BioSolutions, Inc. (“EBS”) to implement a commercially viable, scalable production technology for the RiVax® drug substance protein antigen.

The development of RiVax® has been sponsored through a series of overlapping challenge grants, UC1, and cooperative grants, U01, from the NIH, granted to us and to UTSW where the vaccine originated. The second clinical trial was supported by a grant from the FDA’s Office of Orphan Products to UTSW. To date, we and UTSW have collectively received approximately $25 million in grant funding from the NIH for the development of RiVax®. In September 2014, we entered into a contract with the NIH for the development of RiVax® pursuant to which we were awarded an additional $21.2 million of funding in the aggregate. The development agreements with EBS and IDT were specifically funded under this NIH contract. No funds are remaining from any of these grants.

In November 2021, an article was published on pre-clinical immunogenicity studies for RiVax® demonstrating enduring protection for at least 12 months post-vaccination. These results, coupled with the previous demonstration of efficacy in mice and NHPs as well as long-term thermostability (at least 1 year at 40 degrees C or 104 degrees F), reinforce the practicality of stockpiling and potentially utilizing the RiVax® vaccine in warfighters and civilian first responders without the complexities that arise for vaccines that require stringent cold chain handling.

In December 2022, we published a paper demonstrating statistically significant correlates of protection predicting survival after lethal aerosolized ricin challenge in non-human primates. The article titled “Serum antibody profiling identifies vaccine-induced correlates of protection against aerosolized ricin toxin in rhesus macaques” was published in the journal npj Vaccines.

RiVax® has been granted Orphan Drug designation as well as Fast Track designation by the FDA for the prevention of ricin intoxication. In addition, RiVax® has also been granted Orphan Drug designation in the European Union (“EU”) from the EMA Committee for Orphan Medical Products.

Assuming development efforts are successful for RiVax®, we believe potential government procurement contract(s) could reach as much as $200 million. This potential procurement contract information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential procurement contract value based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

As a new chemical entity, an FDA approved RiVax® vaccine has the potential to qualify for a biodefense Priority Review Voucher (“PRV”). Approved under the 21st Century Cures Act in late 2016, the biodefense PRV is awarded upon approval as a medical countermeasure when the active ingredient(s) have not been otherwise approved for use in any context. PRVs are transferable and can be sold, with sales in recent years of approximately $100 million. When redeemed, PRVs entitle the user to an accelerated review period of nine months, saving a median of seven months review time as calculated in 2009. However, FDA must be advised 90 days in advance of the use of the PRV and the use of a PRV is associated with an additional user fee ($2.50 million for fiscal year 2025).

Ricin Toxin

Ricin toxin can be cheaply and easily produced, is stable over long periods of time, is toxic by several routes of exposure and thus has the potential to be used as a biological weapon against military and/or civilian targets. As a bioterrorism agent, ricin could be disseminated as an aerosol, by injection, or as a food supply contaminant. The potential use of ricin toxin as a biological weapon of mass destruction (“WMD”) has been highlighted in a Federal Bureau of Investigation Bioterror report released in November 2007 titled Terrorism 2002-2005, which states that “Ricin and the bacterial agent anthrax are emerging as the most prevalent agents involved in WMD investigations.” Al Qaeda in the Arabian Peninsula had threatened the use of ricin toxin to poison food and water supplies and in connection with explosive devices. Domestically, the threat from ricin remains a concern for security agencies. In April 2013, letters addressed to the U.S. President, a Senator and a judge tested positive for ricin. As recently as September 2020, ricin-laced letters addressed to the White House and others addressed to Texas law enforcement agencies were intercepted before delivery raising fresh concerns about the deadly toxin.

The Centers for Disease Control and Prevention has classified ricin toxin as a Category B biological agent. Ricin works by first binding to glycoproteins found on the exterior of a cell, and then entering the cell and inhibiting protein synthesis leading to cell death. Once exposed to ricin toxin, there is no effective therapy available to reverse the course of the toxin. The recent ricin threat to government officials has heightened the awareness of this toxic threat. Currently, there is no FDA approved vaccine to protect against the possibility of ricin toxin being used in a terrorist attack, or its use as a weapon on the battlefield nor is there a known antidote for ricin toxin exposure.

Intellectual Property

In addition to orphan drug exclusivity, we maintain patent and other intellectual property protection in the U.S. and other countries with respect to our technology and product candidates. We seek to protect our proprietary position in reliance upon trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based upon the accompanying condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are described in more detail in the notes to our financial statements appearing at the beginning of this Quarterly Report on Form 10-Q.

Material Changes in Results of Operations

Three and Six Months Ended June 30, 2025 Compared to June 30, 2024

For the three months ended June 30, 2025, we had a net loss of $2,701,976 as compared to a net loss of $1,644,502 for the same prior year period, representing increased net loss of $1,057,474. This increase in net loss was primarily due to an increase in operating expenses related to ongoing clinical trials and a decrease in other income which was attributable to the change in the fair value of debt during the three months ended June 30, 2024 with no corresponding change in fair value during the three months ended June 30, 2025. For the six months ended June 30, 2025, we had a net loss of $5,653,244 as compared to a net loss of $3,559,829 for the same prior year period, representing increased net loss of $2,093,415. This increase in net loss was primarily due to an increase in operating expenses related to ongoing clinical trials and a decrease in other income which was attributable to the change in the fair value of debt during the six months ended June 30, 2024 with no corresponding change in fair value during the six months ended June 30, 2025.

Our revenues and associated costs incurred related to government subawards received to support the evaluation of HyBryte™ for expanded treatment in patients with early-stage CTCL. For the three months ended June 30, 2025, we had no revenue as compared to revenue of $2,342 for the same prior year period, representing a decrease in revenue of $2,342. We also incurred costs related to those revenues for the three months ended June 30, 2024 of $2,342. For the six months ended June 30, 2025, we had no revenue as compared to revenue of $119,371 for the same prior year period, representing a decrease in revenue of $119,371. We also incurred costs related to those revenues for the six months ended June 30, 2024 of $119,371.

Research and development expenses were $1,677,014 for the three months ended June 30, 2025 as compared to $501,158 for the same period in 2024, representing an increase of $1,175,856. The increase was primarily due to costs associated with our Phase 2 study in BD and the second confirmatory Phase 3 CTCL trial as well as increases in third-party manufacturing. Research and development expenses were $3,618,694 for the six months ended June 30, 2025 as compared to $1,596,198 for the same period in 2024, representing an increase of $2,022,496. The increase was primarily due to costs associated with our Phase 2 study in BD and the second confirmatory Phase 3 CTCL trial as well as increases in third-party manufacturing.

General and administrative expenses were $1,086,865 for the three months ended June 30, 2025, as compared to $1,243,517 for the same period in 2024, representing a decrease of $156,652. The decrease in general and administrative expenses for the three months ended June 30, 2025 was primarily attributable to decreases in professional fees offset by increases in various taxes. General and administrative expenses were $2,171,693 for the six months ended June 30, 2025, as compared to $2,265,568 for the same period in 2024, representing a decrease of $93,875. The decrease in general and administrative expenses for the six months ended June 30, 2025 was primarily attributable to decreases in professional fees offset by increases in various taxes.

Interest income, net for the three months ended June 30, 2025 was $69,823 as compared to $35,925 for the same period in 2024, representing an increase of $33,898. The increase is primarily associated with a reduction in interest expense resulting from repayment of convertible debt. Interest income, net for the six months ended June 30, 2025 was $145,851 as compared to $64,767 for the same period in 2024, representing an increase of $81,084. The increase is primarily associated with a reduction in interest expense resulting from repayment of convertible debt.

Financial Condition

Cash and Working Capital

As of June 30, 2025, we had cash and cash equivalents of $5,097,670 as compared to $7,819,514 as of December 31, 2024, representing a decrease of $2,721,844. As of June 30, 2025, we had working capital of

$1,691,345 as compared to working capital of $3,980,218 as of December 31, 2024, representing a decrease of $2,288,873. The decrease in cash and cash equivalents was primarily related to cash used in operating activities and repayment of convertible debt offset by cash received from financing activities during the six months ended June 30, 2025.

Based on our operating budget, current rate of cash outflows, cash on hand, and proceeds from government contract and grant programs, we believe that we have sufficient resources to support development activities, business operations, and meet our obligations through the first quarter of 2026. However, as of the date of filing this Quarterly Report on Form 10-Q, we do not have sufficient cash and cash equivalents to fund operations for at least 12 months following the issuance of these financial statements. These factors raise substantial doubt about our ability to continue as a going concern.

To alleviate the conditions that raise substantial doubt about our ability to continue as a going concern, our plans, as of June 30, 2025, include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations.
●	additional proceeds from government contract and grant programs.

●	additional proceeds from the sale of shares of our common stock via the At Market Issuance Sales Agreement (“AGP Sales Agreement”) with A.G.P./Alliance Global Partners (“AGP”). We sold the remaining capacity of our At-The-Market (“ATM”) facility on July 1, 2025 under the prospectus supplement dated August 16, 2024. From July 1, 2025 through August 7, 2025, we issued 780,620 shares of common stock pursuant to our ATM facility at a weighted average price of $1.84 per share for total gross proceeds of approximately $1,439,300.

There is no assurance that we will be successful in securing sufficient financing on acceptable terms, if at all, to continue operations, enter into strategic transactions that provide the necessary capital, or implement other strategies to mitigate the substantial doubt about our ability to continue as a going concern. If these alternatives are unavailable or not secured on satisfactory terms, we will not have sufficient cash resources or liquidity to fund our operations for at least 12 months after the financial statements are issued. Failure to obtain adequate capital when needed may force us to delay, reduce, or eliminate business development efforts, negatively impacting our ability to achieve our objectives, remain competitive, and maintain our financial condition and operating results. On July 1, 2025, we sold 772,900 shares of common stock pursuant to our ATM facility for total gross proceeds of approximately $1,429,100 and in doing so, as of July 1, 2025 we have no further capacity on our ATM facility.

Additionally, macroeconomic and geopolitical uncertainties may further restrict access to capital, exacerbating liquidity challenges. Furthermore, concerns regarding our ability to continue as a going concern could negatively impact relationships with business partners, vendors, and other stakeholders.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our plans with respect to our liquidity management include, but are not limited to, the following:

●	We plan to submit additional contract and grant applications for further support of our programs with various funding agencies. However, there can be no assurance that we will obtain additional governmental grant funding.
●	We will continue to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners and expect to continue to do so for the foreseeable future.
●	We will continue to pursue NOL sales in the state of New Jersey pursuant to its Technology Business Tax Certificate Transfer Program, if the program is available.
●	We plan to pursue potential partnerships for pipeline programs as well as continue to explore merger and acquisition strategies. However, there can be no assurances that we can consummate such transactions.
●	We are currently evaluating additional equity/royalty/debt financing opportunities on an ongoing basis and may execute them when appropriate. However, there can be no assurances that we can consummate such a transaction, or consummate a transaction at favorable pricing.

Research and Development Expenditures

Under our budget and based upon our existing product development agreements and license agreements, we expect our total research and development expenditures for the next 12 months to be approximately $4.8 million before any contract or grant reimbursements, all of which relates to the Specialized BioTherapeutics business segment. We do not anticipate any contract and grant reimbursements revenue in the next 12 months to offset research and development expenses in the Specialized BioTherapeutics business segment.

The table below details our costs for research and development by program and amounts reimbursed for the six months ended June 30, 2025 and 2024:

	2025	2024
Research & Development Expenses
RiVax® and ThermoVax® Vaccines	$63,347	$107,731
SGX942 (Dusquetide)	113,663	(194,846)
HyBryte™ (SGX301 or synthetic hypericin)	3,213,012	1,336,749
Other	228,672	346,564
Total	$3,618,694	$1,596,198

Reimbursed under Government Contracts and Grants
HyBryte™ (investigator-initiated study)	—	119,371
Total	—	119,371
Grand Total	$3,618,694	$1,715,569

Contractual Obligations

We have commitments of approximately $230,000 as of June 30, 2025 over the next five years for several licensing agreements with partners and universities. Additionally, we are party to other agreements which include cash milestone payments, royalties and other fees payable, which are all contingent upon clinical or commercialization success. There can be no assurance that clinical or commercialization success will occur.

In May 2025, we entered into an amendment of our lease for office space, resulting in the recognition of right-of-use assets and lease liabilities during the six months ended June 30, 2025 totaling $360,604. Pursuant to the amendment, the lease has been extended through October 2028. The current rent is $11,625 per month through October 2026. It increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

In September 2014, we entered into an asset purchase agreement with Hy Biopharma Inc. (“Hy Biopharma”) pursuant to which we acquired certain intangible assets, properties and rights of Hy Biopharma related to the development of Hy BioPharma’s synthetic hypericin product. As consideration for the assets acquired, we paid $275,000 in cash and issued 771 shares of common stock with a fair value based on our stock price on the date of grant of $3.75 million. These amounts were charged to research and development expense during the third quarter of 2014 as the assets will be used in our research and development activities and do not have alternative future use.

In March 2020, we filed a prospectus supplement covering the offer and sale of up to 8,151 shares of our common stock which were issued to Hy Biopharma. We were required to issue the shares to Hy Biopharma as payment following the achievement of a milestone under the asset purchase agreement, specifically, the Phase 3 clinical trial of HyBryte™ being successful in the treatment of CTCL. The number of shares of our common stock issued to Hy Biopharma was calculated using an effective price of $614.40 per share, based upon a formula set forth in the asset purchase agreement.

Provided the sole remaining future success-oriented milestone of FDA approval is attained, we will be required to make an additional payment of $5 million, if and when achieved. Such payment will be payable in our restricted securities provided such number of shares does not exceed 19.9% ownership of our outstanding stock. As of June 30, 2025, no other milestone or royalty payments have been paid or accrued.

In May 2025, we entered into an amendment to Dr. Schaber’s employment agreement to increase the number of shares of common stock, from 2,084 to 200,000, issuable to Dr. Schaber immediately prior to the completion of a transaction, or series or a combination of related transactions, negotiated by our Board of Directors whereby, directly or indirectly, a majority of our capital stock or a majority of our assets are transferred from us and/or our stockholders to a third party.

In December 2020, we entered into a $20 million convertible debt financing agreement with Pontifax (the “Loan Agreement”). Under the terms of the Loan Agreement, we had access to up to $20 million in convertible debt financing  which accrued interest at a rate of 8.47% on borrowed amounts and an interest rate of 1% on amounts available but not borrowed as an unused line of credit fee. Payments of interest only were due for the first two years and thereafter, the outstanding principal was to be repaid in quarterly installments, as defined.

Upon the closing of this transaction, we borrowed an initial amount of $10 million and made no further borrowings through the term of the agreement.

In April 2023, we entered into an amendment to the Loan Agreement (the “2023 Amendment”). The 2023 Amendment called for the immediate payment of $5 million of the outstanding principal balance and any accrued interest, waived any prepayment charge in connection with the repayment of this amount and resulted in an outstanding principal balance of $3 million. The 2023 Amendment adjusted certain payment provisions, and provided for an adjustment to the conversion price provisions with respect to the remaining principal amount to (i) 90% of the closing price of our common stock on the day before the delivery of a conversion notice with respect to the first 36,790 shares of our common stock issuable upon conversion and to (ii) $27.20 with respect to all shares of our common stock issuable upon conversion thereafter.

The 2023 Amendment resulted in the extinguishment of the original convertible debt for accounting purposes. We elected to account for the amended convertible debt using the fair value option. As a result, we recognized $260,933 of other income from the change in the fair value of the convertible debt in our accompanying condensed consolidated statements of operations during the six months ended June 30, 2024. The fair value of the convertible debt was estimated using the Monte Carlo valuation method.

During the six months ended June 30, 2024, Pontifax delivered to us notices of conversion electing to convert a portion of the then outstanding principal balance into shares of our common stock. Accordingly, we issued 36,790 shares of our common stock resulting in a reduction of the outstanding principal balance totaling $254,256.

In October 2024, we entered into an amendment (the “2024 Amendment”) to the Loan Agreement, as amended. The 2024 Amendment reduced the conversion price with respect to the remaining principal amount outstanding to (i) $3.81 for the first 501,648 shares of our common stock issuable upon conversion and (ii) $4.23 with respect to all shares of our common stock issuable upon conversion thereafter. The remaining terms of the agreement remained in effect with minimal, non-material modifications to those terms. Pursuant to applicable accounting standards, after the 2024 amendment, we elected not to account for the amended convertible debt under the fair value option.  Accordingly, there was no further recognition for the impact of changes in fair value in our financial statements.

In February 2025, we fully repaid all outstanding obligations and terminated the Loan Agreement. As a result, all related liens and security interests securing our obligations were released. We did not incur any prepayment penalties for the early repayment.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities, in addition to the foreign exchange rate fluctuations related to our foreign currency transactions. We do not have any derivative financial instruments. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

ITEM 4 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of June 30, 2025, our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) using the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013 Framework). Our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our principal executive officer and principal financial officer have concluded, based upon the evaluation described above, that as of June 30, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting identified in connection with the evaluation of such internal controls that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II - OTHER INFORMATION

ITEM 1 – LEGAL PROCEEDINGS

From time to time, we are a party to claims and legal proceedings arising in the ordinary course of business. Our management evaluates our exposure to these claims and proceedings individually and in the aggregate and allocates additional monies for potential losses on such litigation if it is possible to estimate the amount of loss and if the amount of the loss is probable.

ITEM 1A – RISK FACTORS

Our business faces significant risks. These risks are disclosed in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in our other periodic reports on Form 10-Q and Form 8-K. If any of the events or circumstances described in the referenced risks actually occur, our business, financial condition or results of operations could be materially adversely affected and such events or circumstances could cause our actual results to differ materially from the results contemplated by the “forward-looking” statements contained in this report. Further, additional risks not presently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business, financial condition and results of operations. We do not undertake to update any of the “forward-looking” statements or to announce the results of any revisions to these “forward-looking” statements, except as required by law.

The following risks should be read in conjunction with the other information set forth in this Quarterly Report as well as in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in our periodic reports on Form 10-Q and Form 8-K.

Risks Related to Our Securities

Shareholders may suffer substantial dilution related to issued pre-funded warrants, common stock warrants, options and convertible notes.

As of August 7, 2025, we had a number of agreements or obligations that may result in dilution to investors. These include:

●	common stock warrants to purchase a total of 1,467,581 shares of our common stock at a current weighted average exercise price of $11.01;

●	options to purchase approximately 112,332 shares of our common stock at a current weighted average exercise price of $38.99; and

●	5,929,412 shares of common stock available for future issuance under our 2025 Equity Incentive Plan.

We have granted, and expect to grant in the future, options to purchase shares of our common stock to our directors, employees and consultants under our incentive compensation plan. To the extent that pre-funded warrants, common stock warrants, options or convertible promissory notes are exercised or converted, our stockholders will experience dilution and our stock price may decrease.

Additionally, the sale, or even the possibility of the sale, of the shares of common stock underlying these pre-funded warrants, common stock warrants, options and convertible promissory notes could have an adverse effect on the market price for our securities or on our ability to obtain future financing.

ITEM 2 – UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On March 14, 2025, we issued a vendor 12,346 shares of common stock with a fair value of $2.43 per share. Such issuance was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipient is knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about us or had adequate access to information about us. The vendor represented to us that the vendor is not a “consultant” for purposes of Nasdaq Listing Rule 5635(c).

ITEM 5 – OTHER INFORMATION

Insider Trading Arrangements and Policies

During the quarter ended June 30, 2025, no directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of the Company adopted or terminated any “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

Transition of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 11, 2025, Richard Straube, MD, age 73, retired from his employment as Chief Medical Officer and Senior Vice President of Soligenix, Inc. (the “Company”) effective August 12, 2025. Also on August 11, 2025, the Company and Dr. Straube entered into a one-year consulting agreement (the “Consulting Agreement”), pursuant to which Dr. Straube will serve as the Company’s Consulting Chief Medical Officer effective August 16, 2025.

Dr. Straube has been with the Company since January 2014, when he initially became the Company’s Chief Medical Officer and Senior Vice President. He is a board-certified pediatrician with over 35 years’ experience in both academia and industry, including clinical research experience in host-response modulation. Dr. Straube received his medical degree and residency training at the University of Chicago, completed a joint adult and pediatrician infectious diseases fellowship at the University of California, San Diego (“UCSD”), and as a Milbank Scholar completed training in clinical trial design at the London School of Hygiene and Tropical Medicine. While on the faculty at the UCSD Medical Center, his research focused on interventional studies for serious viral infections.

The Consulting Agreement provides that Dr. Straube will be an independent contractor and will receive an hourly consulting fee of $1,000 per hour for up to ten hours per month of consulting work. The term of the Consulting Agreement may be extended by successive periods of three months by mutual agreement of the Company and Dr. Straube.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the Consulting Agreement, which is filed as Exhibit 10.1 to this Quarterly Report on Form 10-Q and is incorporated herein by reference.

ITEM 6 – EXHIBITS

EXHIBIT NO.	DESCRIPTION

10.1	Consulting Agreement effective as of August 16, 2025 between Soligenix, Inc. and Richard Straube, MD.*

31.1	Certification of Chief Executive Officer pursuant to Exchange Act rule 13(a)-14(a) (under Section 302 of the Sarbanes-Oxley Act of 2002).

31.2	Certification of Chief Financial Officer pursuant to Exchange Act rule 13(a)-14(a) (under Section 302 of the Sarbanes-Oxley Act of 2002).

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Definition Linkbase

101.LAB	Inline XBRL Taxonomy Label Linkbase

101.PRE	Inline XBRL Taxonomy Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLIGENIX, INC.

August 14, 2025	By	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD
President and Chief Executive Officer
(Principal Executive Officer)

August 14, 2025	By	/s/ Jonathan Guarino
Jonathan Guarino
Chief Financial Officer, Senior Vice President,
and Corporate Secretary
(Principal Financial and Accounting Officer)